FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2005

Commission File Number 001-32412

GLENCAIRN GOLD CORPORATION
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLENCAIRN GOLD CORPORATION

Date: May 31, 2005	By: “Lorna MacGillivray” Lorna MacGillivray Corporate Secretary and General Counsel

EXHIBIT INDEX

1	Press Release dated May 12, 2005

2	Facility Agreement dated May 12, 2005

3	Supplemental Warrant Indenture dated as of May 12, 2005

EXHIBIT 1

GLENCAIRN GOLD CORPORATION

500 - 6 Adelaide St. East, Toronto, ON M5C 1H6 Tel.: (416) 860-0919 Fax: (416) 367-0182

FOR IMMEDIATE RELEASE	TSX: GGG
MAY 13, 2005	AMEX: GLE

Glencairn enters into loan agreement for US$6 million

Glencairn Gold Corporation is pleased to announce that it has entered into a loan agreement with RMB Australia Holdings Limited for a US$6-million secured facility to fund additional exploration, construction and development at its Limon Mine in Nicaragua and Bellavista Mine in Costa Rica and for general working capital.

The Company has issued to RMB 2,994,720 listed warrants (TSX: GGG.WT), exercisable at C$1.25 until Nov. 26, 2008, and will pay an interest rate of LIBOR plus 8%. Repayments are scheduled to be completed by June 2007.

To find out more about Glencairn Gold Corporation, please visit our website at www.glencairngold.com.

Glencairn Gold Corporation	Renmark Financial Communications Inc.
Kerry Knoll, President and CEO	Sylvain Laberge, slaberge@renmarkfinancial.com
Tel.: 416-860-0919	Tel.: 514-939-3989
www.glencairngold.com

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

EXHIBIT 2

EXHIBIT 3

Facility Agreement

Glencairn Holdings Inc.

Glencairn Gold Corporation

RMB Australia Holdings Limited

and

RMB Resources Limited

Freehills

QV.1 Building 250 St Georges Terrace Perth Western Australia 6000 Australia
Telephone +61 8 9211 7777 Facsimile +61 8 9211 7878
www.freehills.com DX 104 Perth

SYDNEY MELBOURNE PERTH BRISBANE SINGAPORE
Correspondent Offices HANOI HO CHI MINH CITY JAKARTA KUALA LUMPUR

Reference DAW:HTB:80801471

Table of contents

This facility agreement

is made on May 12 2005 between the following parties:

1 **Glencairn Holdings Inc.**
a company incorporated under the laws of the Cayman Islands, British West Indies
of 2nd Floor, Windward 3, Regatta Office Park, Grand Cayman, Cayman Islands, British West Indies
(Borrower)

2 **Glencairn Gold Corporation**
a company incorporated under the laws of Ontario
of 6 Adelaide Street East, Suite 500, Toronto, Ontario, Canada
(Guarantor)

3. **RMB Resources Limited**
a company incorporated under the laws of England and Wales
of Two London Bridge, London, England
(Agent)

4. **RMB Australia Holdings Limited**
a company incorporated under the laws of Australia
of Level 13, 60 Castlereagh Street, Sydney, New South Wales, Australia
(Lender)

Recitals

Each of the Borrower and the Guarantor has requested the Lender to make available certain credit facilities to the Borrower on the terms contained in this agreement.

The parties agree

in consideration of, among other things, the mutual promises contained in this agreement:

1 Definitions and interpretation

1.1 Definitions

In this agreement, unless the contrary intention appears:

AMEX means the American Stock Exchange or its successors or assigns;

Authorisation includes any consent, registration, filing, agreement, certificate, licence, approval, permit, authority or exemption from, by or with a Governmental Agency;

Authorised Officer means:

(a) in relation to a Transaction Party, a director or an officer for the time being; and

(b) in relation to a Finance Party, a director, an associate director, a company secretary, an officer whose title contains the word "president", "vice-president", "director", "manager" or "executive", or a person performing the functions of any of them,

or, in either case, a person appointed by a party by notice in writing to the other parties to act as an Authorised Officer for the purposes of the Facility or the Transaction Documents;

Availability Period means the period commencing on the Closing Date and ending on the earlier of:

(a) the date which is 6 months after the date the Borrower draws down the first Funding Portion;

(b) the date on which the Facility is fully drawn;

(c) 12 months from the date of this agreement; or

(d) the date on which the Commitment under the Facility is cancelled in full;

Banco Meridiano means Banco Meridiano Inc., a company incorporated under the laws of Antigua;

Bellavista Project means the mine and plant known by that name located in the Montes de Oro region of Costa Rica;

Bellavista Project Companies means:

(a) Metales Procesados MRW S.A.; and

(b) Compania Rio Minerales S.A.;

Black Hawk Share Pledge means the share pledge dated on or about the date of this agreement granted by the Guarantor in favour of the Agent mortgaging the Guarantor's holding of shares in Black Hawk Mining Inc.;

Break Costs means, for any prepayment, the amount (if any) by which:

(a) the interest on the amount prepaid which the Lender should have received under this agreement (had the prepayment not occurred),

exceeds:

(b) the return which the Lender would be able to obtain by placing the amount prepaid to it on deposit with a Reference Bank,

in each case for the period from the date of prepayment until the last day of the then current Funding Period applicable to the prepaid amount;

Budget means:

(a) the 30 month capital, operating and financial budget and cash flow model for the Glencairn Group; and

(b) the 30 month project budget and cash flow model for the Projects,

provided by the Guarantor under clauses 3.1(k) and 10.2(k)(2);

Business Day means a day on which banks are open for general banking business in London and Toronto excluding Saturdays, Sundays and public holidays;

Canadian Dollars and **C$** means the lawful currency of Canada;

Canadian GAAP means, at any time, accounting principles accepted in Canada as recommended in the Handbook of the Canadian Institute of Chartered Accountants (**CICA**) at the relevant time applied on a consistent basis (except for changes made in accordance with that Handbook from time to time);

C$ Equivalent Amount in respect of an amount on a day, means the amount of Canadian Dollars converted from another currency at the spot rate for the purchase of Canadian Dollars with that currency quoted by the Agent at or about 11.00 am (London time) on that day for value on the second LIBOR Business Day after that day;

Cashflow Letter means the letter dated 6 May 2005 sent by the Guarantor to the Agent which explains the transfer of Product and Project cash flows from the Project Companies to the control of the Guarantor;

Closing Date means the date on which all the conditions precedent in clause 3.1 have been satisfied (or waived by the Agent) in full and all Transaction Documents have been executed and delivered by all parties thereto;

Collateral Security means any present or future Encumbrance, Surety Obligation or other document or agreement entered into by a Glencairn Group Member or another person as security for the payment of the Secured Moneys;

Commitment means the obligation of the Lender to provide the Facility up to a maximum amount of US$6,000,000, as reduced or cancelled in accordance with this agreement:

Completion means, in respect of:

(a) the Bellavista Project, production of 3,000 ounces of gold in a calendar month, which is 60% of the expected production of 5,000 ounces per month; and

(b) the Santa Pancha Mine, the first pour of gold derived from the Santa Pancha Mine;

Control in relation to the Guarantor includes having direct or indirect power, by any means at all:

(a) to control 35% or more of the total votes which might be cast at its annual meeting;

(b) to control the membership of its board of directors; or

(c) to direct its management and policies;

Default means the occurrence of an event of default described in clause 11;

Dispose in relation to any asset, property or right, means to sell, transfer, assign, surrender, convey, lease, licence, discount, lend, farm-out or otherwise dispose of any interest in the asset, property or right and **Disposal** has a corresponding meaning;

Distribution Date means the date the Warrants are issued, being the date of this agreement unless otherwise agreed in writing between the Borrower and the Agent;

Documents means the Transaction Documents and the Project Documents;

Encumbrance means an interest or power:

(a) reserved in an interest in any asset including any retention of title; or

(b) created or otherwise arising in any interest in any asset under a mortgage, charge, bill of sale, lien (statutory or otherwise), pledge, hypothecation, security interest, trust or power,

by way of security for the payment of a debt, another monetary obligation or the performance of another obligation, and includes an agreement to grant or create any of the above;

Environmental Approvals means all consents, approvals, licences or other authorisations of any kind required by Environmental Law;

Environmental Law means any law, whether deriving from statute or otherwise, concerning environmental matters, and includes, but is not limited to, law concerning land use, development, pollution, waste disposal, toxic and hazardous substances, conservation of natural or cultural resources and resource allocation including any law relating to exploration for, and development or exploitation of, any natural resource including the rehabilitation of any land;

Environmental Liabilities means any obligation, expense, penalty or fine under an Environmental Law which would or could be imposed on a Transaction Party, or an Authorised Officer or employee of a Transaction Party, or any occupier of any Project Area as a result of activities carried on during the ownership or occupation of any Project Area by a Glencairn Group Member, or by its predecessors in title;

Exchange Approval means the approval of the Exchanges in connection with the transactions contemplated in the Transaction Documents, including:

(a) the issuance and listing of Shares on the exercise of a Warrant; and

(b) the issuance and listing of a Warrant;

Exchanges means the TSX and the AMEX;

Facility means the US$ cash advance facility to be provided by the Lender to the Borrower under this agreement;

Final Repayment Date means the last Repayment Date set out in column 1 of the Repayment Schedule in schedule 2, or any other date determined to be the Final Repayment Date in accordance with this agreement;

Finance Party means each of the following:

(a) the Agent;

(b) the Lender; and

(c) any assignee of the Lender;

Financial Indebtedness means any debt or other monetary liability in respect of moneys borrowed or raised or financial accommodation including under or in respect of any:

(a) bond, debenture, note, letter of credit, bank guarantee or similar instrument;

(b) acceptance, endorsement or discounting arrangement;

(c) Surety Obligation;

(d) finance, capital or operating lease;

(e) agreement with a person which defers the payment of the purchase price of any asset or service to that person for more than 90 days;

(f) obligation to deliver Product paid for in advance by any financier or in relation to another financing transaction;

(g) amount of capital and premium payable in connection with the redemption of preference shares or an amount of purchase price payable for or in connection with the acquisition of redeemable preference shares; or

(h) any agreement or arrangement entered into by a Glencairn Group Member with any financial institution, in connection with the management and protection of commodity risk, foreign currency risk or interest rate risk,

and irrespective of whether the debt or liability:

(i) is present or future;

(j) is actual, prospective, contingent or otherwise;

(k) is at any time ascertained or unascertained;

(l) is owed or incurred alone or severally or jointly or both with another person; or

(m) is a combination of the above,

but for the avoidance of doubt, Financial Indebtedness does not include amounts payable to trade creditors unless paragraph (e) applies;

Financial Report means financial statements prepared in accordance with the accounting practices and principles set out in clause 1.4 consisting of each of the following:

(a) a statement of income;

(b) a balance sheet; and

(c) a cashflow statement;

Force Majeure Event means:

(a) an act of God;

(b) war, revolution, or any other unlawful act against public order or authority;

(c) a restraint by a Governmental Agency;

(d) any other event which a reasonable person could not foresee or reasonably make provision for or insure against,

which wholly or in material part prevents, hinders, obstructs, delays or interferes with the development or operation of a Project or the sale of Product;

Funding Date means the date on which a Funding Portion is, or is to be, provided to the Borrower under this agreement;

Funding Notice means a notice requesting the Funding Portion in the form of schedule 1, specifying the matters indicated in that schedule;

Funding Period means a period for the fixing of interest rates determined under clause 4.4;

Funding Portion means a portion of the Commitment provided under clause 4.3;

Funding Rate means for a Funding Period the sum of LIBOR for the Funding Period and the Margin;

General Security Agreement means the general security agreement dated on or about the date of this agreement granted in favour of the Finance Parties by the Guarantor;

Glencairn Group means the group of companies comprising the Transaction Parties, the Project Companies and each company set out in schedule 3 and **Glencairn Group Member** means any one of those companies;

Gold Price for any day means the sales price per Ounce of gold collectively fixed by the London Bullion Dealers in the afternoon (London time) of that day for 2 Business Day cash settlement in US$ and known as the London Gold Market PM Fix;

Governmental Agency means a government or a governmental, semi-governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity;

Group Structure Diagram means the group structure diagram in schedule 8, as amended or updated by the delivery of a new diagram to the Agent under clause 10.4(f);

Guarantee means the deed of guarantee and indemnity between the Guarantor and the Agent dated on or about the date of this agreement;

Hedging Agreements means, collectively:

(a) all net forward sales, put/call options, spot deferred sales or other similar arrangements and agreements entered into by a Glencairn Group Member relating to the sale or purchase of any commodity including the Product;

(b) all currency exchange or interest rate swap agreements, currency exchange or interest rate cap agreements, currency exchange or interest rate collar agreements, currency exchange or interest rate hedging agreements, currency exchange or interest rate floor agreements or other similar agreements or arrangements entered into by a Glencairn Group Member; and

(c) all other agreements or arrangements designed to protect any Glencairn Group Member against fluctuations in commodity prices, currency exchange or interest rates, and, in the singular, any one of them;

Insolvency Event means the happening of any of the following events with respect to a Glencairn Group Member:

(a) an application is made to a court for an order that a Glencairn Group Member be wound up and that application is not discharged or removed within 15 Business Days of it being made, or an order is made that a Glencairn Group Member be wound up;

(b) an application is made to a court for an order appointing a liquidator or provisional liquidator in respect of a Glencairn Group Member and that application is not discharged or removed within 15 Business Days of it being made, or one of them is appointed, whether or not under an order;

(c) a receiver, receiver and manager, official manager, trustee, administrator, controller or similar official is appointed over any of the assets or undertaking of a Glencairn Group Member;

(d) except to reconstruct or amalgamate while solvent on terms approved by the Agent, a Glencairn Group Member enters into, or resolves to enter into, a scheme or plan of compromise or arrangement, deed of company arrangement or composition with, or assignment for the benefit of, all or any class of its creditors, or it proposes a reorganisation, moratorium or other administration involving any of them;

(e) a Glencairn Group Member resolves to wind itself up, or otherwise dissolve itself, or gives notice of intention to do so, except to reconstruct or amalgamate while solvent on terms approved by the Agent or is otherwise wound up or dissolved;

(f) a Glencairn Group Member:

(1) is insolvent or unable to pay its debts when they are due;

(2) states that it is insolvent or unable to pay its debts when they are due;

(3) is insolvent as defined in any applicable law; or

(4) in the case of the Guarantor, commits an act of bankruptcy under the Bankruptcy and Insolvency Act (Canada);

(g) a Glencairn Group Member suspends payment of its debts generally;

(h) a Glencairn Group Member takes any step to obtain protection or is granted protection from its creditors under any applicable law including, in the case of the Guarantor, under the Bankruptcy and Insolvency Act (Canada) or under the Companies' Creditors Arrangement Act (Canada);

(i) a Glencairn Group Member becomes an insolvent under administration as defined in any applicable law or action is taken which could result in that event; or

(j) anything analogous or having a substantially similar effect to any of the events specified above happens under the law of any applicable jurisdiction including, with respect to the Guarantor and any other Glencairn Group Member incorporated in Ontario, the laws of Ontario and including with respect to the Borrower and any other Glencairn Group Member incorporated in the Cayman Islands, the laws of the Cayman Islands;

Lending Office in respect of the Lender, means the office of the Lender set out on the first page of this agreement, or another office notified by the Lender under this agreement;

LIBO Page means the page entitled "LIBO" on the Reuters Monitor Money Rates Service or any other page which may replace the LIBO page for the purpose of displaying offered rates for United States Dollar deposits;

LIBOR in relation to a Funding Period for a Funding Portion, means the rate per cent per annum determined by the Agent to be:

(a) the average of the rates quoted on the LIBO Page as being the rate per annum at which United States Dollar deposits are offered for a period equivalent to the Funding Period at about 11.00 am (London time) on the Value Date, eliminating the highest and the lowest rates and rounding up the resultant figure to 4 decimal places;

(b) where 2 or less rates are quoted for the relevant period on the LIBO Page at the relevant time, the average of the rates notified to the Agent by each Reference Bank to be the rate per annum at which United States Dollar deposits are offered to that Reference Bank for a period equivalent to the Funding Period at about 11.00 am (London time) on the Value Date, rounding up the resultant figure to 4 decimal places; or

(c) if LIBOR cannot be determined in accordance with paragraphs (a) or (b) of this definition, the rate most nearly approximating the rate that would otherwise have been calculated by the Agent in accordance with paragraph (a) having regard to comparable indices then available in the financial markets;

LIBOR Business Day means a day (not being a Saturday or Sunday) on which banks are open for general banking business in London and New York;

Limon Labour Contract means the labour union contract between Triton Minera S.A. and both of Sindicato de Trabajadores Mineros "Pedro Roque Blandon" and Sindicato Democ'ratico de Trabajadores de la Industria Minera Mina El Limon in relation to the Limon Mine;

Limon Mine means the mine and plant known by that name located in north western Nicaragua;

Listing Rules means the listing rules of the TSX together with any agreement between the Guarantor and the TSX in connection with the listing of the Shares or Warrants;

London Bullion Dealers means any of the London Bullion Market Association (LBMA) Market Makers;

Margin means, in relation to a Funding Portion, 8.0% per annum;

Material Adverse Effect means a material adverse effect on:

(a) the ability of a Transaction Party to perform a material obligation under a Transaction Document to which it is a party;

(b) the value of the Secured Property, the Limon Mine or the Bellavista Project; or

(c) the business or operations of the Borrower, a Project Company or the Glencairn Group taken as a whole;

Material Contract means any agreement relating to the development, construction or operation of a Project where the aggregate amount of the payments to be made under the agreement is anticipated to exceed US$1,000,000;

Mineral Rights means:

(a) the exploitation concessions in relation to the Bellavista Project known as "Exploitation Concession 21A" and "Exploitation Concession 21A Expansion - La Lagunilla";

(b) the concession and agreement in relation to the Limon Mine known as "Mina El Limon Mineral Concession" and "Certified and Applicable Ministerial Agreement No. 185-RN-MC/2002 & 196-RN-MC/2002" respectively;

(c) any mining claims or other mineral rights that any Glencairn Group Member holds in relation to the Projects; and

(d) any present or future renewal, extension, modification, substitution, amalgamation or variation of any of the mineral rights described in paragraphs (a), (b) and (c), whether extending over the same or greater or lesser area;

Ounce means fine Troy ounce;

Overdue Rate in relation to an unpaid amount on any date, means the rate which is the sum of 4.0% per annum and the Funding Rate for a Funding Portion equal to the unpaid amount and having a Funding Period of 90 days;

Payment Currency means the currency in which any payment is actually made;

Permitted Encumbrances means:

(a) an Encumbrance created by or under a Transaction Document;

(b) any Encumbrance which is approved in writing by the Agent;

(c) liens or charges arising by operation of law in the ordinary course of business in good faith including workman's, contractor's, subcontractor's, mechanic's, materialman's, supplier's or solicitor's liens or liens in favour of any Governmental Agency, but only for so long as there is no default in payment of any money or performance of any obligation secured by the relevant lien or charge, and those liens or charges are not registered against the title to any assets of a Transaction Party and in respect of which adequate holdbacks are

being maintained as required by applicable law, and not including any lien or charge arising due to the failure to observe any statute or contract;

(d) inchoate or statutory Encumbrances for Taxes which are not due or in default of payment or the validity of which are currently being contested in good faith by appropriate proceedings and in respect of which there has been set aside a reserve (segregated to the extent required by Canadian GAAP) in an amount which is adequate;

(e) any Encumbrances, charges, bonds, security deposits or other security interests for obligations under any relevant mining law or legislation or as required by electricity, water or other utility providers or Governmental Agencies in connection with the operation of the business of any Glencairn Group Member or the ownership of the assets of any Glencairn Group Member, but not including any Encumbrance, lien or charge arising due to the failure to observe any statute or contract;

(f) any Encumbrance over assets acquired by a Transaction Party existing at the time of acquisition of the assets and not created in contemplation of that acquisition, but only where the Encumbrance has been taken into account in determining the purchase price for the asset;

(g) any Encumbrance over an asset acquired by a Transaction Party granted as security for financial accommodation provided to purchase that asset, but only where the money secured by the Encumbrance does not exceed the purchase price for the asset; and

(h) any Encumbrance over the assets of an entity existing at the time the entity becomes a wholly owned subsidiary of a Transaction Party and not created in contemplation of the entity becoming a wholly owned subsidiary of the Guarantor, but only where the Encumbrance has been taken into account in determining the purchase price of the entity;

Potential Default means an event or condition which with notice or lapse of time or satisfaction of some other condition or any combination of the foregoing would become a Default;

Power means a right, power, authority, discretion or remedy conferred on a Finance Party by a Transaction Document, an applicable law or otherwise;

Price Protection Program means a price protection program approved by the Agent under which a Glencairn Group Member enters into price protection arrangements with a financial institution approved by the Agent which achieve a minimum gold sale price of US$340 per Ounce in respect of at least 50% of the production of Product forecast in the Budget until the Final Repayment Date;

Principal Outstanding at any time, means the sum of all outstanding Funding Portions;

Product means the present and future right, title and interest of a Glencairn Group Member in and to all gold (including without limitation, gold bearing material, dore bullion and refined gold) and other metals and minerals mined, extracted or derived from the Project Areas and the Projects;

Production Taxes means:

(a) the 3% tax payable by Triton Minera S.A. to the Nicaraguan government in relation to the Limon Mine; and

(b) the 2% tax payable by the Bellavista Project Companies of which 1% will be paid to local municipalities and 1% will be paid to socio-economic development associations in the area;

Project means each of the following:

(a) the Limon Mine; and

(b) the Bellavista Project,

in each case including all buildings, improvements, structures, systems, fixtures, plant, machinery, tools and other personal property at any time used or intended for use in connection with or incidental to the mining, transporting and treating of gold, gold bearing material, dore bullion and refined gold, and all associated facilities and infrastructure (including any treatment or processing plant), and **Projects** means both of those projects;

Project Areas means the areas on which the Projects are undertaken;

Project Assets means all the right, title and interest both present and future of a Glencairn Group Member which is attributable to the Projects and includes all the right, title and interest both present and future of a Glencairn Group Member in, to, under or derived from:

(a) the Mineral Rights;

(b) the Product;

(c) the Project Areas, including any title to or interest in land included in the Project Areas now or at a later time held by a Glencairn Group Member;

(d) the Sales Contracts;

(e) every contract for the use by any third party of any of the assets and property included within any Project Area;

(f) Authorisations in relation to the Project Areas and the Projects;

(g) any other contract, agreement, permit, lease, licence, consent, easement, right of way and other rights or interests in land, which relates to the construction, operation or maintenance of the Projects, or to the recovery, transportation, storage, treatment, processing or marketing of the Product;

(h) all exploration and Product information, documents, maps, reports, records, studies and other written data, including all data stored on magnetic tapes, disks or diskettes or any other computer storage media, relating to geological, geochemical and geophysical work, appraisal studies and other operations conducted with respect to the Project Areas; and

(i) all buildings, improvements, structures, systems, fixtures, plant, machinery, tools and other personal property at any time used or intended for use in connection with or incidental to the exploration, mining, storage, transporting

and processing of Product, and all associated facilities and infrastructure (including any treatment or processing plant);

Project Companies means:

(a) Triton Minera S.A.; and

(b) the Bellavista Project Companies;

Project Documents means:

(a) all instruments and indicia of title to the Mineral Rights and all other documentation and agreements under which a Glencairn Group Member derives the right to conduct mining of or exploration for gold, gold bearing material, dore bullion and refined gold in the Project Areas;

(b) each Material Contract;

(c) each Hedging Agreement entered into under the Price Protection Program;

(d) the Limon Labour Contract;

(e) each agreement which outlines or affects Glencairn Enterprises Ltd's A, B, C capital structure including:

(1) the agreement entitled "Restructuring Agreement" effective as of 29 May 1992 between Minray Holdings Inc., Rayrock Esperanza, Carib Industries Ltd. and various other parties;

(2) the settlement agreement dated 27 July 1994 between Carnac Resource Group, Golden Angus Mines Ltd., Rembrandt Gold Mines Ltd., Carib Industries Ltd. and others; and

(3) the amending agreement to the Restructuring Agreement dated as of 26 September 1997 between Wheaton River Minerals Ltd., Minray Holdings Inc., Carib Industries Ltd., Rayrock Esperanza and others; and

(f) any other document executed from time to time by any person in respect of the documents described in paragraphs (a) to (e) inclusive or which is collateral, supplementary or related to those documents;

Quarter means the period of 3 months preceding a Quarterly Date;

Quarterly Date means each of 31 March, 30 June, 30 September and 31 December in each year;

Reference Bank means the principal London offices of Barclays Bank PLC, JPMorgan Chase & Co. and National Westminster Bank plc, or other banks as the Agent and the Borrower may agree;

Relevant Currency means the currency in which a payment is required to be made under a Transaction Document;

Repayment Amount means each instalment equal to the amount set out in column 2 of the Repayment Schedule;

Repayment Date means each of the dates set out in column 1 of the Repayment Schedule;

Repayment Schedule means the Repayment Schedule set out in schedule 2;

Royalties means:

(a) the 3% net smelter return royalty on the mineral production from the Limon Mine payable by Triton Minera S.A. to IAMGOLD Corporation;

(b) the royalty equal to 5% of the net profit of Triton Mining (USA) LLC in respect of its interest in the Limon Mine payable to Internationale du Commercial S.A.;

(c) the two "net profit" type royalties applicable to the Bellavista Project, as follows:

    (1) a royalty payable by way of dividends on the Class C share of Glencairn Enterprises Ltd to Carib Industries Ltd. and including an advance annual payment; and

    (2) the royalty payable by Compania Rio Minerales S.A. to Montezuma Gold Mines S.A. based on a net cash flow before tax basis; and

(d) a 3% net smelter return royalty applicable to the Bellavista Project payable by the Bellavista Project Companies to Jorge Dobles Montealegres on production from Exploitation Concession 21A Expansion (the Lagunilla area) to a maximum of US$2,500,000;

Sales Contracts means any contract, agreement or arrangement for the sale, transfer or other disposal of Product, or any contract, agreement or arrangement for any agency for sale, exchange, transfer or other disposal, of Product including any sale arrangements between the Bellavista Project Companies;

Same Day Funds means a bank cheque or other immediately available funds;

Santa Pancha Mine means the underground mine to be constructed which will form part of the Limon Mine;

Secured Moneys means all debts and monetary liabilities of each Transaction Party to a Finance Party under or in relation to a Transaction Document in any capacity, irrespective of whether the debts or monetary liabilities:

(a) are present or future;

(b) are actual, prospective, contingent or otherwise;

(c) are at any time ascertained or unascertained;

(d) are owed or incurred by or on account of that Transaction Party alone or severally or jointly with another person;

(e) are owed to or incurred for the account of a Finance Party alone, or severally or jointly with another person;

(f) are owed to another person as agent (whether disclosed or not) for or on behalf of a Finance Party;

(g) are owed or incurred as principal, interest, fees, charges, taxes, duties or other imposts, damages (whether for breach of contract or tort or incurred on another ground), losses, costs or expenses, or on any other account;

(h) are owed to or incurred for the account of a Finance Party before the date of this agreement, before the date of any assignment of this agreement to a Finance Party by another person or otherwise; or

(i) comprise a combination of the above;

Secured Property means the assets, property and undertaking the subject of the Securities;

Securities means:

(a) the Black Hawk Share Pledge;

(b) the General Security Agreement;

(c) the Security Deed; and

(d) a Collateral Security;

Security Deed means the deed so entitled dated on or about the date of this deed granted by the Borrower in favour of the Finance Parties;

SEDAR means the System for Electronic Document Analysis and Retrieval developed in Canada for the Canadian Securities Administrators;

Shares means fully paid common shares in the capital of the Guarantor which are traded on the Exchanges;

Subsidiary of an entity, means another entity which is a subsidiary of the first within the meaning of any applicable law or is a subsidiary of or otherwise controlled by the first within the meaning of Canadian GAAP;

Surety Obligation means a guarantee, suretyship, letter of credit, letter of comfort or another obligation (whatever called and of whatever nature):

(a) to provide funds (whether by the advance or payment of money, the purchase of or subscription for shares or other securities, the purchase of assets or services, or otherwise) for the payment or discharge of;

(b) to indemnify a person against the consequences of default in the payment of; or

(c) to be responsible for,

a debt or monetary liability of another person or the assumption of any responsibility or obligation in respect of the insolvency or the financial condition of another person;

Tax means:

(a) a tax, levy, charge, impost, duty, value added tax, goods and services tax, fee, deduction, compulsory loan or withholding; or

(b) income, stamp or transaction duty, tax or charge,

which is assessed, levied, imposed or collected by a Governmental Agency, except if imposed in respect of the overall net income of a Finance Party and includes, but is not limited to, interest, fines, penalties, charges, fees, value added tax or other amounts imposed on or in respect of any of the above;

Termination Date means:

(a) the last Repayment Date set out in column 1 of the Repayment Schedule;

(b) any earlier date on which the Commitment under the Facility is terminated under this agreement (including under clauses 11.2(a)(2) and 11.5); or

(c) any other date determined to be the Termination Date for the Facility in accordance with this agreement;

Total or Partial Loss means the loss of all Project Assets of a Project which are of an insurable nature, or the loss of a substantial part of those Project Assets, or the loss of use of those Project Assets or a substantial part of those Project Assets, due to destruction or damage beyond repair;

Transaction Documents means:

(a) this agreement;

(b) the Securities;

(c) the Guarantee;

(d) the Warrants Certificate; and

(e) each document which the Borrower and the Agent agree is a Transaction Document;

Transaction Party means:

(a) the Borrower;

(b) the Guarantor;

(c) any party to a Transaction Document other than a Finance Party; and

(d) any other person the Borrower and the Agent agree is a Transaction Party;

TSX means the Toronto Stock Exchange;

Undrawn Commitment at any time, means the Commitment at that time less the Principal Outstanding at that time;

United States Dollars and **US$** means the currency of the United States of America;

US Securities Act means the United States Securities Act of 1933, as amended;

Value Date means the date 2 Business Days before the first day of a Funding Period;

Warrant Certificate means the warrant certificate set out in schedule 5, completed in accordance with clause 6.1, which conforms with the Listing Rules and evidences the legal ownership of a Warrant listed on the TSX; and

Warrants means the warrants on Shares, to be issued in accordance with clause 6.1(a).

1.2 Interpretation

In this agreement, unless the context otherwise requires:

(a) clause headings do not affect the interpretation of this agreement and a reference to clauses, paragraphs, schedules and annexures is a reference to the clauses, paragraphs, schedules and annexures in this agreement;

(b) a reference to a statute, regulation, proclamation, ordinance or by-law includes all statutes, regulations, proclamations, ordinances or by-laws amending, consolidating or replacing it, and a reference to a statute includes all regulations, proclamations, ordinances and by-laws issued under that statute;

(c) a reference to any agreement, instrument or document includes a reference to the agreement, instrument or document as amended, varied, supplemented or replaced from time to time;

(d) words indicating the singular include the plural and vice versa, expressions indicating natural persons include a company, corporation or other body corporate, partnership, joint venture, association and a Governmental Agency;

(e) a reference to a party includes that party's executors, administrators, successors, substitutes and assigns, including a person taking by way of novation;

(f) a reference to a month means a calendar month (whether or not beginning on the first day of any month);

(g) a reference to an agreement other than this agreement includes an undertaking, deed, agreement or legally enforceable arrangement or understanding whether or not in writing;

(h) a reference to an asset includes all property of any nature, including a business, and all rights, revenues and benefits and other intangible property of any kind;

(i) a reference to a document includes any agreement in writing, or any certificate, notice, instrument or other document of any kind;

(j) other parts of speech and grammatical forms of a word or phrase defined in this agreement have a corresponding meaning;

(k) where the day on or by which a matter or thing is to be done is not a Business Day, that matter or thing must be done on or by the succeeding Business Day; and

(l) a reference to liquidation includes official management, appointment of an administrator, receiver, receiver and manager, compromise, arrangement, merger, amalgamation, reconstruction, winding-up, dissolution, assignment for the benefit of creditors, scheme, composition, compromise or arrangement with creditors, insolvency, bankruptcy, or any similar procedure.

1.3 Use of the word "including"

The use of the word "including" when introducing a list of items does not limit the meaning of the words to which the list relates to those items or to items of a similar kind.

1.4 Accounting principles

In this agreement, unless the context otherwise requires:

(a) all computations and determinations as to financial matters, Financial Reports and all financial statements or accounts to be delivered under this agreement, must be expressed in the English language and prepared in accordance with Canadian laws and Canadian GAAP; and

(b) all accounting terms used in this agreement have the meanings respectively given to those terms by those practices and principles for the time being.

1.5 Liability

Where both the Borrower and the Guarantor give a covenant under this agreement, the obligations of the Borrower and the Guarantor under that covenant bind each of them jointly and severally.

2 Facilities, purpose and availability

2.1 Facility

Subject to this agreement, the Lender agrees to provide to the Borrower the Commitment during the Availability Period by providing Funding Portions up to a maximum amount which does not exceed the Commitment.

2.2 Purpose

(a) The Borrower must use the proceeds of all Funding Portions to:

(1) fund additional exploration, construction and development in respect of the Projects; and

(2) pay the Guarantor's working capital expenses,

in accordance with the agreed Budget.

(b) The Finance Parties have no responsibility in respect of the application of the proceeds of the Funding Portion.

2.3 Cancellation at end of Availability Period

To the extent that the whole of the Commitment has not been provided as at 5.00 pm (London time) on the last day of the Availability Period, the obligation of the Lender to provide the Undrawn Commitment under the Facility is cancelled at that time.

3 Conditions precedent

3.1 First Funding Portion

The Lender is not obliged to provide the first Funding Portion under the Facility until the Agent has received all of the following in form and of substance satisfactory to it:

(a) **constating documents**: a certified copy of the constating documents and by-laws of the Borrower and the Guarantor;

(b) **Transaction Documents**: an original copy of each of the Transaction Documents, executed, stamped and, where applicable, in registrable form together with all fully executed documents and other things necessary to carry out registration of them;

(c) **General Security Agreement registration**: evidence of registration of the General Security Agreement in all applicable jurisdictions;

(d) **Project Documents**: a certified copy of any Project Documents requested by the Agent, executed by all parties to them and, where applicable, stamped;

(e) **corporate authorisations**: a certified copy of a resolution of the directors or other Authorised Officers of each of the Transaction Parties approving the provision of the Facility and the transactions contemplated by the Transaction Documents, authorising execution by the Transaction Parties of the Transaction Documents to which it is a party, and authorising a person or persons (being Authorised Officers) to sign notices, certificates or other documents in connection with the Transaction Documents on behalf of the Transaction Parties;

(f) **authorised signatories**: a certified copy of the signatures of all Authorised Officers of the Borrower who are authorised to sign notices, certificates or other documents in connection with the Transaction Documents on its behalf;

(g) **legal opinions**: legal opinions of:

(1) Walkers as counsel for the Finance Parties in the Cayman Islands;

(2) Cassels Brock & Blackwell LLP as counsel for the Transaction Parties in the Province of Ontario, Canada; and

(3) Desjardins Ducharme Stein Monast as counsel for the Transaction Parties in the Province of Quebec, Canada;

(h) **Authorisations**: evidence that all Authorisations which are required under the Documents have been obtained;

(i) **Project Authorisations**: evidence that the Authorisations set out in schedule 6 have been granted;

(j) **financial statements**:

(1) in respect of the Guarantor a certified copy of its audited consolidated Financial Report for the financial year ending 31 December 2004;

(2) in respect of the Borrower a certified copy of its unaudited unconsolidated income statement and balance sheet for the year ending 31 December 2004;

(k) **Budget**: a certified copy of the Budget;

(l) **due diligence**: the completion of legal, commercial and technical due diligence investigations in respect of the current operations of the Glencairn Group including, without limitation, results, searches, enquiries and requisitions in respect of the Projects;

(m) **enquiries**: results of searches, enquiries and requisitions concerning the Transaction Parties, their assets and their capacity to enter into and perform their obligations under the Transaction Documents to which each is a party;

(n) **Mineral Rights**: evidence that the Mineral Rights are valid and in good standing and give the relevant Glencairn Group Members all material rights required to enable those Glencairn Group Members to conduct the Limon Mine and the Bellavista Project respectively;

(o) **issue of Warrants**: evidence that the Guarantor has issued to the Lender the Warrants in accordance with clause 6.1(a);

(p) **Exchange Approvals**: evidence that all necessary Exchange Approvals to this agreement and the transactions contemplated by it have been obtained and that any related Listing Rules have been complied with;

(q) **Gold Price protection**: if the Gold Price is less than or equal to US$375 per Ounce at any time during the period beginning on the date of execution and ending on the date on which all of the other conditions precedent in this clause 3.1 are satisfied, evidence that a Glencairn Group Member has entered into the Price Protection Program;

(r) **insurance**: evidence of:

(1) compliance with clause 10.2(c); and

(2) insurance satisfactory to the Agent of any shipment of Product by a Glencairn Group Member where the risk to that Product has not passed to a person or company outside the Glencairn Group;

(s) **inter-company transfer of Product and cash**: evidence that the Glencairn Group has developed and employed a structure that is satisfactory to the Agent for the transfer of Product and Project cash flows between the Project Companies and the Guarantor, including the Cashflow Letter;

(t) **fees**: evidence that all fees have been paid, including fees for legal counsel;

(u) **Arrangement Fee**: evidence that the Arrangement Fee has been paid in full or will be paid in full at the time that the first Funding Portion is provided;

(v) **powers of attorney**: fully executed certified copies of any powers of attorney for the Borrower or the Guarantor required for the purposes of executing a Transaction Document;

(w) **amendment of constating documents**: evidence of the amendment of the constating documents for Glencairn Enterprises Ltd. to limit the discretion of that company's directors in relation to the transfer of shares as a result of the enforcement of the Security Deed;

(x) **letters of resignation and authorisation**: signed but undated letters of resignation from the directors of Glencairn Enterprises Ltd. and signed letters authorising the Agent to date those letters of resignation on the occurrence of an Event of Default and while it is continuing;

(y) **other approvals**: evidence that all other approvals necessary for the transactions contemplated by the Transaction Documents have been obtained; and

(z) **other matters**: any other certificates, Authorisations, documents, matters or things which the Agent, in its discretion, requires.

3.2 All Funding Portions

The Lender is not obliged to provide any Funding Portion until the following conditions are fulfilled to the complete satisfaction of the Agent:

(a) **Funding Notice**: the Borrower has delivered a Funding Notice to the Agent in respect of the Funding Portion in accordance with clause 4;

(b) **Funding Date**: the Funding Date for the Funding Portion is a Business Day within the Availability Period;

(c) **Commitment**: the Commitment is not, and will not be, exceeded if that Funding Portion is provided;

(d) **no Default**: no Default or Potential Default has occurred and is continuing and no Default or Potential Default will arise if the proposed Funding Portion is provided; and

(e) **no Material Adverse Effect**: since the end of the accounting period for the Guarantor's financial statements referred to in clause 3.1(j)(1), no event has occurred which has, or may have, a Material Adverse Effect.

3.3 Certified copies

Where a certified copy of a document is to be given to the Agent under clause 3.1, an Authorised Officer of the relevant Transaction Party must certify the copy to be a true, complete and up-to-date copy of the original document as at a date acceptable to the Agent.

3.4 Waiver of conditions precedent

A requirement in this clause 3 is for the benefit only of the Finance Parties and may only be waived by the Agent on the instructions of the Lender.

4 Funding Procedures

4.1 Delivery of Funding Notice

(a) If the Borrower requires a Funding Portion under the Facility, it must deliver to the Agent a duly completed Funding Notice which must be signed by an Authorised Officer of the Borrower and received by the Agent not later than 3.00 pm (London time) 3 Business Days (or any lesser period which the Agent may agree to) before the proposed Funding Date.

(b) Promptly after receipt of the Funding Notice, the Agent must notify the Lender of its contents and the Funding Portion requested.

(c) If the Funding Notice is received by the Agent after 4.00 pm (London time) on any Business Day the Agent is not obliged to notify the Lender under clause 4.1(b) until the next Business Day.

(d) A Funding Notice is effective on actual receipt by the Agent in legible duly completed form, and is irrevocable.

4.2 Delivery by facsimile or electronically

(a) The Funding Notice may be delivered to the Agent by facsimile or electronically.

(b) The Borrower acknowledges that the Agent is not:

(1) bound to enquire whether a Funding Notice delivered by facsimile or electronic transmission has been inaccurately transmitted or received, or, if on its face the Funding Notice appears to have been signed by an Authorised Officer of the Borrower or any other person authorised by the Borrower in writing to sign notices on its behalf, whether the Funding Notice has been sent by an unauthorised person; or

(2) liable for loss or expense that may result from falsity, inaccuracy, insufficiency, illegality or forgery of a Funding Notice sent by facsimile or electronic transmission where on its face the Funding Notice appears to have been signed by an Authorised Officer of the Borrower or any other person authorised by the Borrower in writing to sign notices on its behalf.

4.3 Provision of Funding Portions

(a) If the Borrower gives a Funding Notice for a Funding Portion in accordance with this agreement, the Lender must, subject to the provisions of the Transaction Documents, give the Agent the Funding Portion in Same Day Funds in United States Dollars not later than 12 noon (London time) on the specified Funding Date and in accordance with that Funding Notice.

(b) On receipt of the funds paid to it by the Lender under clause 4.3(a), the Agent will pay those funds in Same Day Funds in United States Dollars to the Borrower or as directed by the Borrower in the relevant Funding Notice.

(c) The Borrower will ensure that the amount of each Funding Portion:

(1) is a multiple of US$500,000; and

(2) does not exceed the Undrawn Commitment.

4.4 Selection of Funding Periods

(a) Subject to the subsequent provisions of this clause, the Funding Period must be of 90 days or any other period that the Agent agrees with the Borrower.

(b) The initial Funding Period for a Funding Portion is (subject to clauses 4.4(d) and 4.4(h)) the period specified in the Funding Notice. Each subsequent Funding Period is a period notified by the Borrower to the Agent at least 3 Business Days before the last day of the current Funding Period. If the Borrower does not give notice the subsequent Funding Period is to be of the same duration as the Funding Period which immediately precedes it.

(c) If a Funding Period ends on a day which is not a Business Day, it is regarded as ending on the next Business Day in the same month or, if none, the preceding Business Day.

(d) Subject to clause 4.4(h), a Funding Period for a Funding Portion commences either on the first Funding Date for that Funding Portion or on the last day of the immediately preceding Funding Period for that Funding Portion.

(e) Each Funding Period prior to the end of the Availability Period which commences prior to a Quarterly Date and would otherwise end after that Quarterly Date, ends on that Quarterly Date.

(f) No Funding Period for a Funding Portion may end after the Final Repayment Date.

(g) If the Borrower fails to select a Funding Period, or selects a Funding Period in a manner which does not comply with this clause 4.4, the Funding Period will be of the same duration as the Funding Period which immediately precedes it or a shorter period elected by the Agent if required to ensure compliance with this clause 4.4.

(h) It is the intention of the parties that all Funding Portions will, to the extent possible, be of the same duration so that all current Funding Portions expire on the same date. For this purpose, each Funding Period for a Funding Portion drawn after the first Funding Portion drawn under this agreement (**Initial Funding Portion**) will be for a period which:

(1) commences on the Funding Date relating to that Funding Portion; and

(2) ends on the last day of the Funding Period (from time to time) applicable to the Initial Funding Portion,

and from that time on the Funding Period applicable to that Funding Portion will be of the same duration as the Funding Period applicable to the Initial Funding Portion.

(i) Despite clauses 4.4(a) to 4.4(h) inclusive, the Borrower may select a Funding Period of less than 90 days, or a Funding Period which ends on a date other than a Quarterly Date, if the Borrower:

(1) proposes to prepay that Funding Portion in accordance with clause 7.4 on a date earlier than the Quarterly Date next occurring; and

(2) at the time the Borrower gives the Funding Notice for the relevant Funding Portion, the Borrower gives a prepayment notice for that Funding Portion (and any other Funding Portion to be prepaid on the relevant date) in accordance with clause 7.4(a).

5 Interest

5.1 Payment of interest under the Facility

(a) The Borrower must pay interest on the Principal Outstanding at the Funding Rate for each Funding Period.

(b) The Borrower must pay accrued interest to the Agent for the account of the Lender in arrears on each Quarterly Date and on the Final Repayment Date for the Facility.

5.2 Accrual of interest

Interest is calculated on daily balances on the basis of a 360 day year for the actual number of days elapsed from and including the first day of each Funding Period to, but excluding, the last day of the Funding Period.

5.3 Calculation of per annum interest rate

For the purposes of compliance with the Interest Act (Canada), the equivalent yearly rate of interest for a 365 (or 366) day year to any rate expressed in this agreement based on a 360 day year is equal to that 360 day rate multiplied by 365 (or 366) divided by 360.

5.4 Maximum interest payable

Despite any provision of this agreement, in no event will the aggregate "interest" (as defined in section 347 of the Criminal Code (Canada) (**Section**)) payable under this agreement exceed the effective annual rate of interest on the "credit advanced" (as defined in the Section) under this agreement lawfully permitted by the Section and if any payment collected or demanded under this agreement in respect of "interest" is determined to be contrary to the provisions of the Section, that payment, collection or demand is taken to have been made by mutual mistake of the Company, the Lender and the Agent and the amount of that payment or collection will be refunded to the Company. For the purposes of this agreement, the effective annual rate of interest will be determined in accordance with generally accepted actuarial practices and principles over the relevant term and, in the event of dispute, a certificate of a Fellow

of the Canadian Institute of Actuaries appointed by the Agent will be prima facie evidence of the rate.

6 Warrants

6.1 Issue of Warrants

(a) On the Distribution Date, the Guarantor must:

(1) issue the Warrants to the Lender, and the number of Warrants to be issued will be determined by the following formula:

W = 0.5 x (FA ÷ C$1.25)

Where:

W is the number of Warrants to be issued; and

FA is the C$ Equivalent Amount of US$6,000,000; and

(2) provide to the Lender a Warrant Certificate in the name of the Lender, and the Warrant Certificate will bear the legend set out in schedule 4.

(b) The Warrants will:

(1) be tradeable on the TSX from the date which is 4 months and 1 day after the Distribution Date in accordance with the legend on each Warrant Certificate which is set out in schedule 4; and

(2) be issued on the same terms as those currently traded on the TSX under the TSX symbol "GGG.WT", which terms are set out in schedule 4, and for the avoidance of doubt, include the following:

(A) that each Warrant entitles the Lender to purchase one Share at C$1.25; and

(B) that each Warrant may be exercised before 5.00 pm Toronto time on 26 November 2008.

(c) The Borrower and the Guarantor must use their best endeavours to ensure the Warrants are tradeable and issued in accordance with clause 6.1(b)(1).

(d) Despite clause 6.1(b) the Lender covenants and agrees that it will not exercise the Warrants prior to the date on which the first Funding Portion is provided.

(e) The Warrants are to be exercised as contemplated by this clause 6.1.

6.2 Ranking of Shares and Warrants

(a) Each Share received by the Lender on the exercise of a Warrant issued to the Lender under this clause 6 ranks in all respects pari passu with the other then existing issued Shares, but will not carry any rights to any dividends or other distributions declared or paid or made on the Shares before the date that Warrant is exercised.

(b) Each Warrant issued to the Lender under this clause 6 ranks in all respects pari passu with the other then existing issued Warrants, but will not carry any rights to any distributions declared or paid or made on the Warrants before the date those Warrants are issued.

7 Repayment and prepayment

7.1 Repayment of the Facility

(a) The Borrower must repay the Principal Outstanding under the Facility in full to the Agent for the account of the Lender by instalments by paying on each Repayment Date the lesser of:

(1) the Repayment Amount which corresponds to that relevant Repayment Date (in accordance with the Repayment Schedule); and

(2) the balance of the Principal Outstanding.

(b) The Commitment and the Principal Outstanding under the Facility is reduced on each Repayment Date by the amount paid in accordance with clause 7.1(a).

(c) The amount of Principal Outstanding repaid under this clause may not be redrawn.

(d) The Commitment and the total of the Principal Outstanding is reduced by any amount repaid under this clause 7.1.

(e) A repayment made under this clause 7.1 is to be applied in repayment of instalments of the Principal Outstanding in inverse order of maturity.

7.2 Proceeds of Warrants

If the Lender exercises a Warrant and there is Principal Outstanding under the Facility, the proceeds of that exercise must be made available by the Guarantor to the Borrower for the purposes of:

(a) if the Warrant is exercised within 30 Business Days' prior to a Repayment Date, making a repayment of the Principal Outstanding on that Repayment Date in accordance with clause 7.1; or

(b) if the Warrant is exercised on a date which is more than 30 Business Days' prior to a Repayment Date, making:

(1) a prepayment of the Principal Outstanding in accordance with clause 7.4(a); or

(2) a repayment of the Principal Outstanding on that Repayment Date in accordance with clause 7.1.

7.3 Payment of other amounts

All other amounts are to be paid or repaid in accordance with the provisions of the Transaction Documents, and where no time for payment of an amount is stated in the Transaction Documents, that amount is payable on demand made by the Agent.

7.4 Voluntary Prepayment

(a) The Borrower may prepay all or part of a Funding Portion at any time by giving the Agent at least 30 Business Days' prior written notice, but a partial prepayment may only be made in an amount which is an integral multiple of US$500,000.

(b) A notice to prepay given under clause 7.4(a) is irrevocable.

(c) On the prepayment date specified in the notice to prepay given under clause 7.4(a) the Borrower must prepay the full amount of the Principal Outstanding specified in the notice, all unpaid interest and fees accrued to the prepayment date in respect of the prepaid amount and any Break Costs.

(d) The amount of Principal Outstanding prepaid under this clause may not be redrawn.

(e) The applicable Commitment and the total of the Principal Outstanding is reduced by any amount prepaid under this clause 7.4.

(f) A prepayment made under this clause 7.4 is to be applied in repayment of instalments of the Principal Outstanding in inverse order of maturity.

8 Payments

8.1 Manner of payment

All payments by the Borrower to the Agent under the Transaction Documents must be made on the due date in Same Day Funds in United States Dollars to the account specified by the Agent for value during the usual business hours of the place where that account is held, on that date.

8.2 Appropriation of payments

(a) All payments made by a Transaction Party may be appropriated as between principal, interest and other amounts as the Agent in its absolute discretion determines, or, failing any determination, in the following order:

(1) first, towards reimbursement of all fees, costs, expenses, charges, damages, indemnity payments and other like amounts incurred or owing by the Transaction Parties under the Transaction Documents;

(2) next, towards payment of interest owing under the Facility; and

(3) next, towards repayment or prepayment of the Principal Outstanding under the Facility.

(b) Any appropriation under clause 8.2(a) overrides any appropriation made by the Borrower.

8.3 Taxes

(a) All payments which a Transaction Party is required to make under a Transaction Document must be without set-off, counterclaim or condition and without deduction or withholding for present or future Tax unless paragraph (b) applies.

(b) If a law requires a Transaction Party to withhold or deduct Taxes from a payment so that a Finance Party would not actually receive for its own benefit on the due date the full amount provided for under this agreement, then:

(1) the amount payable is increased (and for greater certainty, in the case of interest the amount of interest is increased) so that, after making that deduction or withholding and deductions or withholding applicable to additional amounts payable under this clause, the Finance Party is entitled to receive the amount it would have received if no deductions had been required;

(2) the Transaction Party must make the deductions or withholding; and

(3) the Transaction Party must pay the full amount deducted or withheld to the relevant authority in accordance with applicable law and deliver the original receipts to the Agent.

9 Representations and warranties

9.1 Representations and warranties by the Borrower and the Guarantor

Each of the Borrower and the Guarantor represents and warrants to each Finance Party that:

(a) **registration**: each Glencairn Group Member is registered and validly existing under the laws of that Glencairn Group Member's jurisdiction of incorporation, and that Glencairn Group Member has done everything necessary to keep its corporate existence in good standing;

(b) **qualification**: each of the Borrower, the Guarantor and the Project Companies are qualified to transact business in all jurisdictions where the character of the property owned or leased, or the nature of the business transacted, by it makes licensing or qualification necessary;

(c) **subsidiary**: the Borrower is a wholly owned subsidiary of the Guarantor within the meaning of that term in the Business Corporations Act (Ontario);

(d) **corporate power**: each Glencairn Group Member has the corporate power to own its assets and to carry on its business as it is now being conducted;

(e) **authority**: each Transaction Party has full power and authority to enter into the Documents to which it is a party and to perform its obligations under them;

(f) **corporate authorisations**: each Transaction Party has taken all necessary action to authorise the execution, delivery and performance of the Documents to which it is a party in accordance with their terms, and each Transaction Party has duly executed and delivered each Document to which it is a party;

(g) **binding obligations**: the Documents to which each Transaction Party is a party constitute its legal, valid and binding obligations and, subject to any necessary stamping and registration, are enforceable in accordance with their terms subject to the application of bankruptcy, insolvency, reorganization, moratorium and other laws affecting the rights, powers and privileges of creditors and by general principles of equity;

(h) **transactions permitted**: the execution, delivery and performance by each Transaction Party of the Documents to which it is a party do not and will not violate any law, regulation, authorisation, ruling, consent, judgment, order or decree of a Governmental Agency, its constating documents or by-laws, or an Encumbrance or document which is binding on it or on its assets;

(i) **Authorisations**: any material Authorisations required in connection with the execution and performance by each Transaction Party and the validity and the enforceability against it of each of the Documents to which it is a party, and its performance of the transactions contemplated by those Documents, have been obtained and are in full force and effect and there has been no material default by it in the performance of any of the terms and conditions of those Authorisations;

(j) **Project Authorisations**: the Authorisations necessary for the construction, development and operation of the Projects are in place, except for any which as a matter of law or generally applicable good business practice cannot or should not reasonably be obtained until shortly before the events to which they relate occur or where those events are not imminent;

(k) **Mineral Rights**:

(1) the Mineral Rights are legal, valid and continuing, and confer all material rights required to enable the development and operation of the Projects; and

(2) all obligations under or in respect of the Mineral Rights have been complied with to the extent required to date in all material respects;

(l) **production taxes**: there are no production taxes payable to any person with respect to Product derived from the Projects except the Production Taxes:

(m) **royalties**: there are no royalties payable to any person with respect to Product derived from the Projects except the Royalties:

(n) **Project operations**: there has been no change in the conduct or operation of any of the Projects which has, or may have, a Material Adverse Effect;

(o) **Project Documents**: no event has occurred or condition exists which would permit the cancellation, termination, forfeiture or suspension of a Project Document nor is any party to a Project Document in default under any material term of a Project Document;

(p) **Environmental Liabilities**: there are no Environmental Liabilities affecting any of the Projects or any of the Project Areas and there are no factors affecting any of the Projects or any of the Project Areas which are likely to give rise to any Environmental Liability, in either case which would give rise to a Material Adverse Effect;

(q) **Environmental Approvals**: the development, construction and operation of the Projects complies in all material respects with all applicable Environmental Laws and Environmental Approvals;

(r) **land rights**: no claims or applications have been made in respect of any of the Project Areas which claims or applications would have a Material Adverse Effect or, if made, have been removed or resolved on terms acceptable to the Agent;

(s) **no default or breach**: no Glencairn Group Member is:

(1) in breach in a material respect under a Project Document; or

(2) in default of an obligation or obligations to pay in aggregate US$500,000 in respect of Financial Indebtedness or a Surety Obligation;

(t) **no litigation**: except as disclosed in schedule 7 or as notified to and accepted in writing by the Agent, no litigation, arbitration, dispute or administrative proceeding has been commenced (other than litigation, arbitration, disputes or administrative proceedings which are vexatious or frivolous), is pending or to its knowledge is threatened, which if adversely determined would, or may, have a Material Adverse Effect;

(u) **financial statements**: its most recent financial statements delivered to the Agent:

(1) were prepared in accordance with Canadian GAAP; and

(2) contain all information necessary to present fairly its financial condition and the results of its operations for the accounting period to which the financial statements relate;

(v) **no change in affairs**: there has been no change in its state of affairs since the end of the accounting period to which the financial statements referred to in clause 9.1(u) relate which has, or may have, a Material Adverse Effect;

(w) **no Default**: no event has occurred and is continuing which constitutes a Default or a Potential Default;

(x) **disclosure**:

(1) all information provided to the Agent by or on behalf of each Transaction Party in respect of the Documents, the transactions

contemplated by them, each Transaction Party or other Glencairn Group Member and the assets, business and affairs of each Transaction Party and each other Glencairn Group Member, is true and correct as at the time it is given in all material respects and is not, whether by omission of information or otherwise, misleading in a material respect;

(2) any filings made by a Glencairn Group Member with any securities commissions or regulatory authorities or the Exchanges are at their respective dates, true and correct, contain or contained no misrepresentation and constitute full, true and plain disclosure of all material facts relating to that Glencairn Group Member and that Glencairn Group Member does not have any confidential filings with any securities commissions or regulatory authorities or the Exchanges; and

(3) no Glencairn Group Member has knowledge of any material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in its business, affairs, operations, assets or liabilities (contingent or otherwise) or capital, which has not been generally disclosed and reported to the applicable securities commissions or regulatory authorities or the Exchanges, and no Glencairn Group Member has any knowledge of any material adverse information in regard to its current and prospective operations, which has not been generally disclosed;

(y) **laws**: each Transaction Party and each other Glencairn Group Member has complied in all material respects with all laws, statutes and regulations which are applicable to it and the business carried on by it;

(z) **no Encumbrance**: there is no Encumbrance over the Secured Property or the Project Assets other than a Permitted Encumbrance;

(aa) **no immunity**: a Transaction Party or a Glencairn Group Member does not, nor do its assets, enjoy immunity from suit or execution;

(bb) **not a trustee**: no Transaction Party or Glencairn Group Member is a trustee of a trust or settlement;

(cc) **no Insolvency Event**: no event has occurred which constitutes an Insolvency Event;

(dd) **commercial benefit**: the entry into, and performance by a Transaction Party of its obligations under, the Transaction Documents to which it is a party is for its commercial benefit and is in its commercial interests;

(ee) **assets**: the Glencairn Group Members are the sole beneficial owners of all assets included in the financial statements referred to in clause 9.1(u), including all of the Project Assets, free of all Encumbrances other than the Permitted Encumbrances;

(ff) **Taxes**: each Glencairn Group Member has complied with all tax laws in all applicable jurisdictions, and it has paid all Taxes due and payable by it except for amounts that are being diligently contested in good faith and by

appropriate proceedings and for which adequate reserves have been made in accordance with Canadian GAAP; and

(gg) **Group Structure**:

(1) the Guarantor's only Subsidiaries are listed in the Group Structure Diagram; and

(2) the Group Structure Diagram is true and correct in all respects and does not omit any material information or details.

9.2 Survival and repetition of representations and warranties

The representations and warranties in, or given under, this agreement:

(a) survive the execution of each Transaction Document; and

(b) are repeated on each Quarterly Date, on the date a Funding Notice is given and on each Funding Date during the term of the Facility with reference to the facts and circumstances applicable from time to time.

9.3 Reliance by the Finance Parties

Each of the Borrower and the Guarantor acknowledges that each Finance Party has entered into each Transaction Document to which it is a party in reliance on the representations and warranties given under this agreement, including clauses 9.1 and 9.2.

9.4 Term of representations and warranties

The representations and warranties given by the Borrower and the Guarantor under clause 9.1 and repeated under clause 9.2 will continue to be given until the Secured Moneys are repaid in full.

9.5 Acknowledgement by Lender as to US Securities Laws

The Lender is not a U.S. Person as defined in Rule 902(k) of Regulation S under the US Securities Act and acknowledges that neither the Warrants nor the Shares issuable upon exercise of the Warrants have been, nor will they be, registered under the US Securities Act or the securities laws of any state, and may not be offered or sold in the United States or to a U.S. Person, unless an exemption from the registration requirements under the US Securities Act and applicable state securities laws is available, and agrees not to offer, or sell the Warrants or the Shares issuable upon exercise of the Warrants in the United States or to a U.S. Person or make any directed selling efforts of the Warrants or the Shares issuable upon the exercise of the Warrants within the United States, unless registered under the US Securities Act and applicable state securities laws or an exemption from registration under the US Securities Act and applicable state securities laws is available; and further acknowledges and agrees that the Warrants may not be exercised in the United States by or on behalf of a U.S. Person, unless the Warrants are registered under the US Securities Act and applicable state securities laws or unless an exemption from such

registration is available under the US Securities Act and applicable state securities laws.

10 Covenants

10.1 Terms of covenants

Each of the Borrower and the Guarantor must, while any of the Secured Moneys remain outstanding or any Commitment is available, at all times comply with, or cause to be complied with, the undertakings in this clause 10.

10.2 Project covenants

Each of the Borrower and the Guarantor covenants that:

(a) **Authorisations**: it will ensure that each Glencairn Group Member will:

(1) maintain and observe all Authorisations set out in schedule 6; and

(2) obtain, and once obtained, maintain and observe all Authorisations necessary for:

(A) it to enter into, and perform its obligations under, the Documents;

(B) the carrying on of the Projects (including Environmental Approvals); and

(C) the sale of Product;

(b) **Inspection of Projects**:

(1) it will ensure representatives of the Agent have permission to:

(A) visit the Projects each year, or as otherwise required by the Agent, and any of the premises where the business of a Glencairn Group Member is conducted;

(B) inspect all facilities and equipment and other property comprised in the Projects and the Project Assets;

(C) inspect and have access to any books of account, records, data and information in respect of the Projects or the Project Assets which are in the custody or possession of a Glencairn Group Member; and

(D) have access to those employees, agents and contractors of each Glencairn Group Member who has or may have knowledge of matters with respect to which the Agent seeks information; and

(2) it will ensure that the Agent is provided with the access described in clause 10.2(b)(1) on request from the Agent if that request is made with reasonable prior notice to the Borrower (except if a Default or

Potential Default has occurred and is continuing or if special circumstances (in the opinion of the Agent) require that access);

(c) **Asset insurance**: it will ensure that each Glencairn Group Member will:

(1) insure:

(A) all its assets of an insurable nature (including the Project Assets);

(B) against accident, consequential loss, business interruption and public liability with respect to that Glencairn Group Member's assets,

and maintain that insurance with a reputable, responsible and solvent insurer on terms and in amounts acceptable to the Agent, but the Agent may not require terms or amounts which are materially more onerous than those which a reasonably prudent mining company would usually take out in respect of its assets and business having regard to the nature of its mining operations and the need to ensure payment on time of its Financial Indebtedness. For the avoidance of doubt, the Agent acknowledges that the terms and amounts of the Glencairn Group's level of insurance as at the date of this agreement having regard to the nature of the Glencairn Group's assets and undertakings as at that date, are acceptable;

(2) ensure that each insurance policy and related certificate of insurance has noted on it the name of each Finance Party for its interest as the holder of security over the Secured Property;

(3) duly and punctually pay all premiums, commissions, stamp duties, charges and other expenses necessary for keeping in force each insurance policy;

(4) on request deliver to the Agent certificates of currency in respect of insurances and all other details as to the insurances the Agent requires;

(5) not do or omit anything or permit anything to be done which may adversely affect an insurance policy;

(6) ensure that each insurance policy provides that notice is to be given to the Agent detailing any claim by, or payment to, a Glencairn Group Member for loss in respect of insurance of that Glencairn Group Member's assets (where the proceeds exceed US$500,000 in respect of a single event);

(7) where a claim is made by, or a payment is made to, a Glencairn Group Member for loss in respect of insurance of that Glencairn Group Member's assets (where the proceeds exceed US$500,000 in respect of a single event), provide the Agent with notice of that claim or payment immediately following that claim or payment;

(8) if directed by the Agent with respect to a particular claim of the kind referred to in clause 10.2(c)(6), irrevocably authorise, instruct and

direct the insurer to pay the proceeds of that claim to up to the amount of the Secured Moneys to the Agent, but the Agent may only give a direction of that kind if:

(A) a Default has occurred and is continuing; or

(B) in the reasonable opinion of the Agent, a Total or Partial Loss has occurred where the claim by the relevant Glencairn Group Member is greater that US$2,000,000.

The Agent may apply the proceeds of any insurance proceeds received by it under this clause 10.2(c)(8) towards repayment or prepayment to the Lender of the Secured Moneys;

(9) where a payment is made to a Glencairn Group Member for loss in respect of insurance of that Glencairn Group Member's assets (where the proceeds exceed US$500,000 in respect of a single event), apply that payment towards the replacement or repair of those assets;

(10) do all things necessary and provide all documents, evidence and information necessary to enable the Agent to collect or recover money due or to become due under an insurance policy relating to the Secured Property or the Project Assets, where it is entitled to do so under this clause,

and, if a Glencairn Group Member fails to keep in force an insurance policy with respect to its assets or if an insurance policy from any cause becomes void or voidable, the Agent may (but is not obliged to) effect or keep in force that insurance policy at the cost of the Borrower;

(d) **inter-company transfer of Product and cash**: it will ensure that:

(1) the structure the Glencairn Group employs for the transfer of Product and Project cash flows from the Project Companies to the control of the Guarantor:

(A) will be altered within 60 days of the date of this agreement so that that structure is as described in the Cashflow Letter; and

(B) once altered so that that structure is as described in the Cashflow Letter will not be altered again in any way without the prior written consent of the Agent; and

(2) no funds are transferred from an account in the name of the Guarantor except in the ordinary course of the Glencairn Group's business, to the extent necessary for the purpose of operating the Projects and in a manner which is consistent with the Cashflow Letter;

(e) **Project Documents**: it will ensure that each Glencairn Group Member will:

(1) punctually observe, perform and comply in all material respects with all covenants, agreements and obligations on its part under the Project Documents;

(2) not, without the prior written consent of the Agent (that consent not to be unreasonably withheld):

(A) cancel, rescind or terminate or agree to cancel, rescind or terminate, any of the Project Documents where that cancellation, recision or termination prejudicially affects the value of the Secured Property or the Project Assets;

(B) enter into any document which would have the effect of materially derogating from the Project Documents in a manner affecting the value of the Secured Property or the Project Assets; or

(C) amend, vary, supplement or waive any provision of a Project Document in a manner which prejudicially affects the value of the Secured Property or the Project Assets;

(3) not enter into any new or substitute agreement which supersedes a Project Document, or any part of a Project Document, without first obtaining the consent of the Agent (that consent not to be unreasonably withheld) to the terms and conditions of that new or substitute agreement (where the new or substitute agreement would prejudicially affect the value of the Secured Property or the Project Assets);

(4) provide to the Agent as soon as reasonably practicable, whether or not there has been an effect on the value of the Secured Property or the Project Assets, copies of any new material document entered into and details of any material cancellation, rescission, termination, amendment, variation, supplementation or waiver with respect to the Project Documents described in clauses 10.2(e)(2) and 10.2(e)(3);

(f) **Production Taxes and Royalties**: it will ensure that:

(1) no amendment or variation to a document constituting a Royalty is made which increases payments payable under that Royalty, without the prior written consent of the Agent; and

(2) notice of any change in the percentage payable in respect of a Production Tax is given to the Agent as soon as practicable after that change occurs;

(g) **Operations of the Projects**: it will ensure that no Glencairn Group Member will alter the scope of the operations from that assumed in, or contemplated by, the Budget approved by the Agent without the prior written consent of the Agent (not to be unreasonably withheld) and it must ensure that:

(1) the Projects are diligently developed, constructed, equipped, operated and maintained in accordance with all applicable laws, Authorisations and good mining practice; and

(2) all its material assets are maintained in good and efficient operating condition;

(h) **Perfection of Securities**: it will ensure that each Transaction Party will create, perfect and maintain in force and perfected the Securities to which it is a party and it must do all things necessary to ensure that the Securities to which it is a party are effective and enforceable and perfected in the jurisdiction in which they are located and in which they are registered, or are to be registered;

(i) **Environmental matters**: it will ensure that each Glencairn Group Member will:

(1) comply in all material respects with all Environmental Laws with respect to the Projects; and

(2) immediately notify the Agent of all material claims, complaints or notices concerning its compliance with Environmental Laws and Environmental Approvals;

(j) **Mineral Rights**: it will ensure that each Glencairn Group Member will take, or procure to be taken, all action reasonably necessary to ensure that all conditions and requirements relating to the Mineral Rights are observed or performed in all material respects and that the Mineral Rights remain valid and are in full force and effect;

(k) **Budget**:

(1) subject to clause 10.2(k)(2), it will review the Budget in consultation with, and subject to the approval of, the Agent (not be unreasonably withheld) on an annual basis and at any other intervals as the Agent may request during the term of the Facility;

(2) within 60 days of each financial year end of the Guarantor, the Guarantor will deliver to the Agent an updated Budget covering a period and in all other respects in form and substance satisfactory to the Agent; and

(3) it will ensure that no Glencairn Group Member agrees to any material amendment, variation or supplement to the Budget without the prior written consent of the Agent (not to be unreasonably withheld);

(l) **Gold Price protection**: if the Gold Price is less than or equal to US$375 per Ounce at any time during the period beginning on the date of this agreement and ending on the Final Repayment Date, it will ensure that a Glencairn Group Member, if none has already done so, enters into the Price Protection Program within 30 days of the date on which the Gold Price was first less than or equal to US$375 per Ounce during that period;

(m) **Project completion and operation**: it will procure:

(1) the Completion of the Bellavista Project by no later than 1 January 2006; and

(2) the Completion of the Santa Pancha Mine by no later than 1 July 2006;

(n) **Force majeure**: it will ensure that each Glencairn Group Member takes all action as is reasonably open to it to cause:

(1) any Force Majeure Event affecting it, a Project or Project Assets; and

(2) to the extent that a Force Majeure Event does affect a Project or Project Assets, that Project and those Project Assets,

to be remedied as soon as possible after that event occurs; and

(o) **Disposal of Mineral Rights**: it will ensure that no Glencairn Group Member will Dispose of its interest in any Mineral Rights.

10.3 General covenants

Each of the Borrower and the Guarantor covenants that:

(a) **Negative pledge**: it will ensure that each Glencairn Group Member will not:

(1) Dispose of;

(2) create, permit, allow to exist, or agree to, any interest or Encumbrance, other than a Permitted Encumbrance over; or

(3) attempt to do anything listed in clause 10.3(a)(1) or clause 10.3(a)(2) in respect of,

any of the Project Assets or the Secured Property other than:

(4) a Disposal of Product;

(5) a Disposal in the ordinary course of its ordinary business and at a market value of less than US$1,000,000 in aggregate for all Disposals during any 12 month period; or

(6) a Disposal of an asset with the prior written consent of the Agent (which consent is not to be unreasonably withheld);

(b) **Financial Indebtedness**: subject to clause 10.3(c), it will ensure that no Glencairn Group Member will incur any Financial Indebtedness in excess of US$500,000 (or its equivalent in another currency) in aggregate for the Glencairn Group for any 12 month period other than:

(1) Financial Indebtedness under the Transaction Documents;

(2) a bond, letter of credit, bank guarantee or similar instrument for reclamation or rehabilitation purposes in respect of the Project Areas or other areas where a Glencairn Group Member conducts mining operations;

(3) Financial Indebtedness disclosed in the Guarantor's financial statements referred to in clause 3.1(j);

(4) finance, capital or operating leases where the Financial Indebtedness in respect of those finance leases is less than US$500,000;

(5) Financial Indebtedness arising under the terms of an insurance policy entered into in the ordinary course of business by reason of the deferral of premium payable under that insurance policy;

(6) the Price Protection Program or any other agreement or arrangement entered into by a Glencairn Group Member with a financial institution in connection with the management and protection of commodity risk which achieves a minimum gold sale price of not less than US$340 per Ounce;

(7) obligations to deliver Product paid for in advance by any financier which in the aggregate are less than US$500,000;

(8) loans to or from a Glencairn Group Member or Banco Meridiano to or from another Glencairn Group Member or Banco Meridiano; or

(9) with the prior written consent of the Agent;

(c) **Financial accommodation**: it will ensure that no Glencairn Group Member will lend money or otherwise provide any financial accommodation or financial assistance (other than a surety obligation) to any person other than:

(1) a deposit of money made in the ordinary course of its ordinary business to secure goods and services;

(2) loans to or from a Glencairn Group Member or Banco Meridiano to or from another Glencairn Group Member or Banco Meridiano;

(3) if the financial accommodation does not exceed in aggregate US$500,000 (or its equivalent in another currency) in any 12 month period; or

(4) with the prior written consent of the Agent;

(d) **Surety Obligations**: it will ensure that no Glencairn Group Member gives a Surety Obligation other than in favour of the Agent pursuant to the Transaction Documents without the prior written consent of the Agent but the Glencairn Group may each issue Surety Obligations up to an aggregate amount of US$500,000 (or its equivalent in another currency);

(e) **Cash reserves**: except as required for the operation of the Glencairn Group in the ordinary course of its business as contemplated by the Budget, it will ensure that all cash reserves of the Glencairn Group, including, without limitation, the proceeds of the Facility, will be held in a Toronto bank account under the direct or (through another Glencairn Group Member) indirect control of the Guarantor;

(f) **Financial statements and records**: it will ensure that:

(1) each Glencairn Group Member will keep records adequate to produce accurate financial statements and Financial Reports; and

(2) the information and reports given by it under clause 10.4 are prepared in accordance with the requirements of Canadian GAAP;

(g) **Ensure compliance with Transaction Documents**: it will ensure that each Transaction Party complies with all its obligations under the Transaction Documents to which it is a party;

(h) **Exchange Approval**: it will ensure that the Guarantor obtains and maintains any Exchange Approvals which are necessary for it, or another Glencairn Group Member, to comply with its, or that Glencairn Group Member's, obligations under this agreement and the other Transaction Documents, including compliance with all Listing Rules;

(i) **Corporate existence**: it will ensure that each Glencairn Group Member does everything necessary to maintain its corporate existence in good standing;

(j) **Incorporation**: neither the Borrower or the Guarantor will transfer its jurisdiction of incorporation without the prior written consent of the Agent;

(k) **Conduct of business**: it will ensure that each Glencairn Group Member will carry on and conduct its business in a proper and efficient manner in accordance with all applicable laws;

(l) **No change of business**: it will ensure that no Glencairn Group Member undertakes any activities which it currently does not undertake other than with the prior written consent of the Agent (which consent will not be unreasonably withheld);

(m) **Pay debts**: it will ensure that each Glencairn Group Member will pay or cause to be paid its financial obligations including all rates, rents and other outgoings when due and payable, except for amounts that are being diligently contested in good faith and by appropriate proceedings and for which adequate reserves have been made in accordance with Canadian GAAP;

(n) **No partnership or joint venture**: it will ensure that no Glencairn Group Member will enter into any profit sharing arrangement in relation to the Project Assets or the Secured Property or any partnership or joint venture with respect to the Project Assets or the Secured Property without the written consent of the Agent (which consent, in the case of a profit sharing arrangement in relation to the Secured Property, will not be unreasonably withheld);

(o) **Payment of Taxes and outgoings**: it will ensure that each Glencairn Group Member will pay all Taxes and outgoings payable when due except for amounts that are being diligently contested in good faith and by appropriate proceedings for which adequate reserves have been made in accordance with Canadian GAAP and at the request of the Agent, deliver to the Agent all receipts or documents evidencing payment;

(p) **No new Subsidiaries**: it will ensure that no Glencairn Group Member incorporates a new Subsidiary without the prior written consent of the Agent (which consent will not be unreasonably withheld);

(q) **Dividends**: the Guarantor will not pay any dividend;

(r) **Disposal of shares in Glencairn Group Members**: the Guarantor will not transfer or otherwise dispose of any shares held by it in any other Glencairn Group Member;

(s) **Amalgamation**: it will ensure that no Glencairn Group Member will enter into any merger, amalgamation, consolidation or reconstruction without the

Agent's prior written consent (which consent will not be unreasonably withheld);

(t) **Laws**: it will ensure that each Glencairn Group Member will duly and punctually comply with all material laws, statutes and regulations which are applicable to it and the business carried on by it; and

(u) **Arm's length transactions**: it will ensure that all transactions and arrangements of any kind continuing in effect, or entered into, between Glencairn Group Members or between a Glencairn Group Member and another party, after the date of this agreement are conducted on terms which are no less favourable to each other than they would have been if conducted on arm's length terms in the ordinary course of business.

10.4 Provision of information and reports

The Borrower and the Guarantor must provide to the Agent all of the following:

(a) **annual Financial Report**: as soon as reasonably practicable, and no later than 120 days after the end of:

(1) the Guarantor's financial year, a copy of the Guarantor's most recent audited consolidated Financial Report; and

(2) the Borrower's financial year, a copy of the Borrower's most recent unaudited unconsolidated income statement and balance sheet;

(b) **quarterly financial statements and reports**: as soon as reasonably practicable, and no later than 45 days after each of 31, March, 30 June and 31 December:

(1) a copy of the Guarantor's unaudited quarterly consolidated financial statements and reports as filed on SEDAR; and

(2) a copy of Banco Meridiano's quarterly regulatory filing of its balance sheet and income statement;

(c) **monthly management reports**: as soon as reasonably practicable and no later than 6 weeks after the end of each month a copy of the Guarantor's monthly management report, which must include:

(1) the unaudited monthly consolidated Financial Report for the Guarantor;

(2) the unaudited Financial Report for Triton Minera S.A. and Metales Procesados MRW S.A.;

(3) the unaudited unconsolidated income statement and balance sheet of the Borrower; and

(4) any other information as provided to the Guarantor's directors and management in the Guarantor's monthly management report;

(d) **ore reserves report**: as soon as practicable, and no later than:

(1) 90 days after the end of the Guarantor's financial year, that information as the Agent may request concerning reserves of gold and other metals and minerals in the Project Areas to be mined, derived or extracted from the Project Areas; and

(2) 20 days after a Glencairn Group Member becomes so aware, details of any material change in the reserves of gold and other metals and minerals reported to the Agent under clause 10.4(d)(1);

(e) **documents issued to shareholders**: copies of all notices, circulars, documents and other written information by a Transaction Party to its shareholders or filed on SEDAR;

(f) **Group Structure Diagram**: an updated Group Structure Diagram on each occasion that the then current Group Structure Diagram becomes incorrect or misleading; and

(g) **other information**: at the request of the Agent any other information about the financial condition or state of affairs of a Transaction Party or a Project as the Agent may reasonably require.

10.5 Provision of notices

(a) Each of the Borrower and the Guarantor covenants that it will, and it will ensure that each other Glencairn Group Member will, notify the Agent as soon as reasonably possible after it, or that Glencairn Group Member, becomes aware of:

(1) any pending or threatened material dispute (other than disputes which are vexatious or frivolous) in relation to any Project Area, any Project Document or any Project in general, including particulars of the dispute and the action (if any) proposed to be taken in respect of it, including any disputes in respect to the Limon Labour Contract;

(2) the issue of any decrees or other rulings by a Governmental Agency in relation to mining projects in Costa Rica or Nicaragua, or any changes to any existing decrees or other rulings by a Governmental Agency in relation to mining projects in Costa Rica or Nicaragua;

(3) any default notices, material notices, demands or other communications given or received by a Glencairn Group Member under a Project Document and will, if requested, promptly provide a copy to the Agent of notices, demands or communications of that kind;

(4) a Force Majeure Event affecting the Project;

(5) a decision to accelerate materially or expand the level of production from any Project Area;

(6) a proposed material change in the development and operation of any Project;

(7) a change in the proposed arrangements, terms or conditions for the sale of Product;

(8) any matter which it may reasonably be anticipated will have a Material Adverse Effect; and

(9) the grant of any Encumbrance described in paragraphs (f), (g) and (h) of the definition of Permitted Encumbrances.

(b) Each of the Borrower and the Guarantor covenants that it will ensure that each Glencairn Group Member will immediately notify the Agent as soon as it becomes aware of any of the following:

(1) a Default or a Potential Default occurring, details of that Default or Potential Default (as required by the Agent) and any action being taken to remedy that Default or Potential Default;

(2) any representation, warranty or statement made, or taken to be made, by it is or becomes false, misleading or incorrect;

(3) litigation, arbitration or administrative proceeding against it or its assets in an amount in excess of US$500,000 (or its equivalent in another currency) being commenced or threatened after the date of this agreement;

(4) all Surety Obligations enforceable against a Transaction Party for an amount exceeding in aggregate US$500,000 (or its equivalent in another currency); and

(5) a change in the persons authorised by it to sign notices, certificates or other documents in connection with the Facility, giving specimen signatures of any new authorised person, and giving satisfactory evidence, where requested by the Agent, of the authority of that person.

11 Events of Default

11.1 Events of Default

Subject to clause 11.5, it is a Default, whether or not it is within the control of a Transaction Party, if:

(a) **failure to pay by a Transaction Party**: a Transaction Party fails to pay any part of the Secured Moneys payable by it when due (or within 2 Business Days of the Secured Moneys becoming payable if the Transaction Party demonstrates to the reasonable satisfaction of the Agent that the failure occurs outside the control of the Transaction Party because of a failure of the banking or other system used for the transfer of the funds);

(b) **non-remediable failure**: a Transaction Party fails to comply with another undertaking, obligation or agreement expressed or implied in, or given in relation to, a Transaction Document (other than as referred to in clause 11.1(a)) and that failure is not, in the reasonable opinion of the Agent, remediable;

(c) **remediable failure**: if the failure described in clause 11.1(b) is, in the opinion of the Agent, remediable, and the Transaction Party does not remedy the failure within 10 Business Days, or a longer period determined by the Agent, after receipt by the Transaction Party of a notice from the Agent specifying the failure;

(d) **Project Documents**: a Transaction Party fails to perform or observe any of its material undertakings or obligations under a Project Document and the Transaction Party does not remedy the failure within the grace period stated in a Project Document or, if no grace period is stated, within 14 days;

(e) **amendment to Project Documents**: there is a revocation or material adverse variation to any Project Document and that revocation or variation is not permitted under clause 10.2(e) or is not reinstated or reversed within 21 days;

(f) **termination of Project Documents**: a Project Document is terminated or otherwise ceases to be of full force and effect other than where that Project Document will, at the time it ceases to be of full force and effect, be replaced by another Project Document in accordance with clause 10.2(e)(3);

(g) **abandonment**: a Project is abandoned or placed on a "care and maintenance" basis without the prior written consent of the Agent;

(h) **Mineral Rights**: any of the Mineral Rights are Disposed of, are terminated or otherwise cease to be of full force and effect;

(i) **amendment of the Mineral Rights**: there is a revocation or material adverse variation to any conditions attached to any of the Mineral Rights;

(j) **Authorisations**: an Authorisation necessary to enable a Transaction Party to comply with its material obligations under a Document to which it is a party ceases to be in full force and effect;

(k) **misrepresentation**: a warranty, representation or statement by a Transaction Party is or becomes false, misleading or incorrect in a material respect when made or regarded as made by a Transaction Party under a Transaction Document or under a document contemplated by a Transaction Document and the relevant circumstances (if capable of remedy) are not remedied within the period available to the Transaction Party under the relevant Transaction Document, or 10 Business Days if no period is specified;

(l) **acceleration of payments**: a Transaction Party does anything which constitutes an event, whatever called, which causes or enables the acceleration of a payment exceeding US$500,000 to be made under a Document, or the enforcement, termination or rescission of a Document;

(m) **cross default**:

(1) any Financial Indebtedness of a Glencairn Group Member (other than under a Transaction Document) in an amount exceeding US$500,000 (or its equivalent in another currency):

(A) is capable of being declared due and payable before the due date for payment; and

(B) the declaration that the amount is due and payable is not withdrawn within 10 Business Days of that declaration; or

(2) any Financial Indebtedness of a Glencairn Group Member (other than under a Transaction Document) in an amount exceeding US$500,000 (or its equivalent in another currency):

(A) is due and payable; and

(B) is not paid within 10 Business Days of the due date for payment or, if applicable, at the end of any period of grace which may apply;

(n) **Encumbrance**: an Encumbrance is enforced against any asset of a Transaction Party which has a market value greater than US$500,000;

(o) **Surety Obligation**: a Surety Obligation of a Glencairn Group Member in an amount exceeding US$500,000 (or its equivalent in another currency) is not discharged within 15 Business Days of:

(1) its maturity; or

(2) when it is called;

(p) **judgment**: a judgment in an amount exceeding US$500,000 (or its equivalent in another currency) is obtained against a Glencairn Group Member, and is not set aside or satisfied within 15 Business Days;

(q) **execution**: distress, attachment, execution or other process of a Governmental Agency in an amount exceeding US$500,000 (or its equivalent in another currency) is issued against, levied or enforced on the Secured Property or the Project Assets, and is not set aside or satisfied within 5 Business Days;

(r) **Insolvency Event**: an Insolvency Event occurs;

(s) **amendment of constating documents**: the constating documents or by-laws of a Glencairn Group Member are amended in a manner which is prejudicial to the interests of a Finance Party under the Transaction Documents;

(t) **Default**: a Default (as that expression is defined in any of the Transaction Documents) occurs;

(u) **ceasing business**: a Transaction Party or a Project Company ceases or threatens to cease to carry on business;

(v) **vitiation of Documents**: all or part of a provision of a Document is or becomes illegal, void, voidable, unenforceable or otherwise of limited force or effect, or a person is or becomes entitled to terminate, rescind or avoid all or a material part or material provision of a Document;

(w) **destruction of Project Assets**: all or a material part of the Project Assets is destroyed, lost or damaged beyond repair or proves to be materially defective in circumstances not covered by any insurance in favour of a Transaction Party which is, or ought to have been, effected under clause 10.2(c) of this agreement;

(x) **adverse change**: a Material Adverse Effect (in the reasonable opinion of the Agent) occurs;

(y) **breach of undertaking**: an undertaking given in writing to a Finance Party or its solicitors by a Transaction Party, or another person for or on behalf of a Transaction Party, in connection with a Transaction Document is breached or not wholly performed within the period specified in the undertaking or, if no period is specified, within 10 Business Days from the date of the undertaking;

(z) **de-listing on Exchanges**: the Shares cease to be listed for trading on the TSX; or

(aa) **compulsory acquisition**:

(1) all or a material part of the assets of a Transaction Party or a Project Company is compulsorily acquired, seized, nationalised or expropriated by, or by order of, a Governmental Agency or under any law; or

(2) a Governmental Agency orders the sale, vesting or divesting of all or a material part of the assets of a Transaction Party or a Project Company.

11.2 Effect of Default

(a) After a Default occurs and while it is continuing, the obligation of the Finance Parties to make any Funding Portion available to the Borrower shall immediately terminate and the Agent may by notice to the Borrower:

(1) declare that the Secured Moneys are immediately due and payable;

(2) declare that the Commitment is cancelled; and

(3) take any action or proceedings necessary or desirable in order to exercise any Power conferred by the Transaction Documents,

or a combination of any of those things.

(b) The Borrower must following a declaration or the receipt of a notice under clause 11.2(a)(1) (without presentment, demand, protest, or further notice of any kind, all of which are expressly waived by the Borrower and the Guarantor) immediately repay in full the Secured Moneys to the Agent for the account of the Finance Parties entitled to them.

(c) Where a Security provides that the Security may be enforced after a Default (as defined in that Security) occurs without the requirement of notice to any person, then nothing in this agreement is to be construed as inferring that the Security can only be enforced after a notice has first been given under clause 11.2(a).

(d) The rights and remedies of the Finance Parties under the Transaction Documents are cumulative and are in addition to, and not in substitution for, any other rights and remedies. Nothing contained in the Transaction Documents with respect to indebtedness or liability of a Transaction Party to a Finance Party, nor any act or omission by a Finance Party with respect to the

Transaction Documents will in any way prejudice or affect the rights, remedies and powers of the Finance Parties under the Transaction Documents.

11.3 Borrower to continue to perform

If the Agent makes a declaration under clause 11.2 then, without affecting the obligations of the Borrower under clause 11.2, the Borrower must continue to perform its obligations under the Transaction Documents as if the declaration had not been made, subject to the directions that may be given by the Agent from time to time.

11.4 Enforcement

(a) The Transaction Documents may be enforced without notice to or consent by a Transaction Party or another person even if a Finance Party accepts any part of the Secured Moneys after a Default or there has been another Default.

(b) No Finance Party is liable to a Transaction Party for any loss or damage a Transaction Party becomes liable for arising out of a Finance Party exercising a Power under a Transaction Document other than arising out of the wilful misconduct, fraud or gross negligence of a Finance Party.

11.5 Review events

(a) If there is a change in:

(1) Control; and

(2) the composition of the board or a material change in the management personnel,

of the Guarantor and the Lender considers in its reasonable discretion that the relevant changes are unacceptable, then the Lender has the right for a period of 60 days after the Agent receives notice of the change of Control to review the Facility.

(b) If the Lender decides that it does not wish to continue to provide the Facility following the occurrence of the event referred to in clause 11.5(a), it must give written notice to that effect to the Borrower and the Guarantor. The notice must state a date (not to be earlier than 90 days from the date of service of the notice) by which the Agent requires the Secured Moneys to be paid in full. The Borrower must pay that amount to the Agent in full on the date nominated in the notice.

12 Illegality and Increased Costs

12.1 Illegality

If an event occurs (including a change in or the introduction, implementation, operation or taking effect of an applicable law, regulation, order, treaty or official directive or in the interpretation or administration of any of them by a Governmental

Agency charged with the administration of them) which makes it unlawful, impossible or impracticable for a Finance Party to maintain or give effect to its obligations under this agreement, the Agent may appoint a date as the Termination Date of the Facility.

12.2 Increased costs

(a) If a Finance Party determines that it is adversely affected by a change or proposed change in a law, regulation, order, treaty, official directive or request (whether or not having the force of law), or the interpretation or administration of any of them by a Governmental Agency, and that as a result (directly or indirectly):

(1) the effective cost to that Finance Party of making, funding or maintaining the Facility or performing any of its obligations under or in respect of the Transaction Documents is increased;

(2) any amount paid or payable to, or received or receivable by, that Finance Party, or the effective return to that Finance Party, under the Transaction Documents is reduced;

(3) that Finance Party makes, or is required to make, any payment or foregoes any interest or other return on or calculated by reference to:

(A) any sum received or receivable by it under or in respect of the Transaction Documents in an amount which that Finance Party considers material; or

(B) any capital or other amount which is or becomes directly or indirectly allocated by that Finance Party to its Commitment in an amount which that Finance Party considers material; or

(4) that Finance Party is restricted in its capacity to enter into, or is prevented from entering into, any other transaction with any consequence referred to in clause 12.2(a)(1), (2) and (3) or with any other cost or loss of return to that Finance Party,

then, and in each case described above:

(5) when it becomes aware of the relevant result and has calculated or otherwise determined the relevant effects, that Finance Party will notify the Borrower of the event;

(6) on demand from time to time by that Finance Party the Borrower must pay to that Finance Party the amount which compensates that Finance Party for the increased cost, reduction, payment or foregone interest or other loss of return or liability or repay the Secured Moneys.

(b) If that Finance Party has acted in good faith it is no defence that a cost, increased cost, reduction or liability could have been avoided.

(c) A Finance Party may use any method it considers appropriate to determine an amount payable under clause 12.2(a) and, in the absence of manifest error, a

certificate by an Authorised Officer of the Finance Party is conclusive evidence as to the amount payable.

13 Indemnities

13.1 General indemnity

(a) The Borrower indemnifies each Finance Party against any claim, action, damage, loss (including currency exchange loss), liability, Environmental Liability, cost, expense or payment which that Finance Party pays, suffers, incurs or is liable for, in respect of the following:

(1) a Funding Portion required by a Funding Notice not being provided for any reason including a failure by a Transaction Party or other Glencairn Group Member to fulfil a condition precedent contained in clause 3, but excluding a default by that Finance Party;

(2) a repayment or prepayment of all or part of a Funding Portion being made on a date other than the last day of a Funding Period;

(3) all Break Costs;

(4) a payment being made or received in a currency other than the currency in which the Borrower is obliged to make the relevant payment;

(5) the occurrence of a Default; or

(6) that Finance Party exercising its Powers consequent on or arising out of the occurrence of a Default save and except for negligence or wilful misconduct.

(b) Without limitation to the indemnity contained in clause 13.1(a), that indemnity includes the amount determined by a Finance Party as being incurred by reason of the liquidation or re-employment of deposits or other funds acquired or contracted for by that Finance Party to fund or maintain its Commitment or the relevant Funding Portion and includes, but is not limited to, loss of margin.

13.2 Foreign currency indemnity

If at any time:

(a) a Finance Party receives or recovers any amount payable by a Transaction Party for any reason including, but not limited to:

(1) any judgment or order of any Governmental Agency;

(2) any breach of any Transaction Document;

(3) the liquidation or bankruptcy of a Transaction Party or any proof or claim in that liquidation or bankruptcy; or

(4) any other thing into which the obligations of a Transaction Party may have become merged; and

(b) the Payment Currency is not in the Relevant Currency,

the Borrower indemnifies that Finance Party against any shortfall between the amount payable in the Relevant Currency and the amount actually received or recovered by that Finance Party, after the Payment Currency is converted or translated into the Relevant Currency under clause 13.3.

13.3 Conversion of currencies

(a) Subject to clauses 13.3(b) and 13.3(c), which apply for a conversion necessary for the purpose of obtaining a judgment of courts in the Provinces of Canada, in making any currency conversion under clause 13.2, a Finance Party may itself or through its bankers purchase one currency with another, whether or not through an intermediate currency, whether spot or forward, in the manner and amounts and at the times it thinks fit, but that purchase must be on arm's length terms.

(b) If, for the purposes of obtaining a judgment in a court of a Province of Canada, it is necessary to convert a sum due to the Agent under any Transaction Document in any currency (the **Original Currency**) into another currency (the **Other Currency**), the Borrower agrees, to the fullest extent that it may effectively do so, that the rate of exchange used shall be that at which, in accordance with normal banking procedures, a person could purchase the Original Currency with the Other Currency on the Business Day preceding the day on which final judgment is given or, if permitted by relevant law, judgment is paid or satisfied.

(c) The obligations of the Borrower in respect of any sum due in the Original Currency from it to the Agent under any Transaction Document will, despite any judgment of a court of a Province of Canada, in any Other Currency, be discharged only to the extent that on the Business Day following receipt by a person of any sum judged to be so due in the Other Currency, that person may, in accordance with normal banking procedures, purchase the Original Currency with the Other Currency. If the amount of the Original Currency so purchased is less than the sum originally due to that person in the Original Currency, the Borrower agrees, as a separate obligation and despite the judgment, to indemnify that person against any loss, and, if the amount of the Original Currency purchased exceeds the sum due to that person in the Original Currency, that person shall remit the excess to the Borrower.

13.4 Continuing indemnities and evidence of loss

(a) Each indemnity of the Borrower contained in this agreement is a continuing obligation of the Borrower despite:

(1) a settlement of account; or

(2) the occurrence of any other thing,

and remains in full force and effect until:

(3) all money owing, contingently or otherwise, under the Transaction Documents has been paid in full;

(4) the Secured Moneys are fully and finally repaid; and

(5) each of the Transaction Documents has been finally discharged.

(b) Each indemnity of the Borrower contained in this agreement is an additional, separate and independent obligation of the Borrower and no one indemnity limits the generality of another indemnity.

(c) Each indemnity of the Borrower contained in this agreement survives the termination of a Transaction Document.

(d) A certificate signed by an Authorised Officer of a Finance Party detailing the amount of damage, loss, liability, cost, expense or payment covered by any indemnity in this agreement is, in the absence of manifest error, conclusive evidence of the matter certified.

14 Fees, Tax, Costs and Expenses

14.1 Arrangement Fee

The Borrower must pay to the Agent, as consideration for arranging the provision of the Facility an arrangement fee (which is not refundable in any circumstances) of an amount equal to 3.5% of the Commitment, being an amount of US$210,000, and the Borrower will pay that arrangement fee on the date which is the earlier of:

(a) the date on which the first Funding Portion is provided to the Borrower, in which case the arrangement fee will be deducted by the Agent from the proceeds of that first Funding Portion; and

(b) the date which is 30 days from the date of this agreement.

14.2 Commitment fee

The Borrower must pay to the Agent for the account of the Lender, as consideration for making available the Commitment, a commitment fee which is equal to 1% per annum of the Undrawn Commitment from time to time for the period from the Closing Date to the end of the Availability Period, payable quarterly in arrears during the Availability Period with the first payment due 3 months after the Closing Date and the last payment due on the last day of the Availability Period (which amount is not refundable in any circumstances).

14.3 Tax

(a) The Borrower must pay any Tax, in respect of the execution, delivery, performance, release, discharge, amendment, enforcement or attempted enforcement or otherwise in respect of any of the following:

(1) a Transaction Document;

(2) an agreement or document entered into or signed under a Transaction Document; or

(3) a transaction contemplated under a Transaction Document or an agreement or document described in clause 14.3(a)(2).

(b) The Borrower must pay fines, penalties or other costs in respect of a failure to pay a Tax described in clause 14.3(a) except to the extent that a fine, penalty or other cost is caused by the Agent's failure to lodge money received from the Borrower before the due date for lodgement.

(c) The Borrower indemnifies each Finance Party against an amount payable under clause 14.3(a) or 14.3(b) or both.

14.4 Costs and expenses

The Borrower must pay all reasonable costs and expenses of each Finance Party and any employee, Authorised Officer, agent or contractor of each Finance Party in relation to:

(a) the negotiation, preparation, execution, delivery, stamping, registration, completion, variation and discharge of a Transaction Document;

(b) the enforcement, protection or waiver, or attempted enforcement or protection, of any rights under a Transaction Document;

(c) the consent or approval of a Finance Party given under a Transaction Document; and

(d) any enquiry by a Governmental Agency involving the Borrower,

including administration costs of a Finance Party in connection with the matters referred to in clauses 14.4(b) and (d) and legal costs and expenses and professional consultant's fees for any of the above on a full indemnity basis.

15 Interest on overdue amounts

15.1 Payment of interest

The Borrower must pay interest on any part of the Secured Moneys due and payable, but unpaid.

15.2 Accrual of interest

Interest payable under clause 15.1:

(a) accrues from day to day from and including the due date for payment up to the actual date of payment, before and, as an additional and independent obligation, after judgment or other thing into which the liability to pay the Secured Moneys becomes merged; and

(b) may be capitalised by the Agent at 90 day intervals.

15.3 Rate of interest

The rate of interest payable under clause 15 on any part of the Secured Moneys is the higher of:

(a) the Overdue Rate determined by the Agent:

(1) on the date that part of the Secured Moneys becomes due and payable but is unpaid; and

(2) on each date which is 90 days after the immediately preceding date on which the Overdue Rate was determined under this clause 15.3(a); and

(b) the rate fixed or payable under a judgment or other thing referred to in clause 15.2(a).

16 Provisions in relation to the Agent

16.1 Agent not liable

The Agent is not, and its directors, officers, employees and agents are not, liable to the Lender for:

(a) any loss or damage occurring as a result of it exercising, failing to exercise or purporting to exercise any Power under this agreement or in relation to the Transaction Documents;

(b) the default, negligence or fault of any (other) agent or attorney of the Agent whether or not the employment or appointment of the other agent or attorney was necessary or expedient;

(c) any mistake or omission made by it;

(d) any other matter or thing done, or not done, in relation to this agreement or the other Transaction Documents;

(e) any absence of, or defect in title or for its inability to exercise any of its Powers under the Transaction Documents;

(f) any failure by a Transaction Party to perform its obligations under a Transaction Document;

(g) the financial condition or solvency of a Transaction Party or other Glencairn Group Member;

(h) any statement, representation or warranty of a Transaction Party being incorrect or misleading in any respect;

(i) the value, validity, effectiveness, genuineness, enforceability or sufficiency of any Transaction Document or any other certificate or document given under any of them; or

(j) the acts or omissions of the Agent or a receiver or receiver and manager,

except to the extent that the Agent and its directors, Authorised Officers and employees have been guilty of fraud or wilful misconduct or gross negligence.

16.2 Agent indemnity

(a) Without prejudice to any right of indemnity given to it by law or equity (and in addition to, and without prejudice to, any other indemnity in clause 13 or any other Transaction Document), the Agent is entitled to be indemnified out of any moneys from time to time received by the Agent under the Transaction Documents:

(1) in respect of all reasonable liabilities and expenses (including any moneys paid or to be paid for, or incurred as a result of, the employment or appointment of any agent or any receiver or receiver and manager) incurred by any of them in the exercise of the Powers under this agreement or in relation to the Transaction Documents; and

(2) in respect of all reasonable actions, proceedings, costs, claims and demands arising in relation to this agreement or the Transaction Documents,

to the extent that the Agent has not been guilty of fraud or wilful misconduct or gross negligence, and the Agent may from time to time retain and pay out of any moneys recovered from the Transaction Documents an amount to satisfy that indemnity.

(b) If there are no moneys available for the Agent to satisfy its indemnity under clause 16.2(a), then the Lender indemnifies the Agent against the relevant amount, and must pay that amount to the Agent within 3 Business Days of demand.

16.3 Quebec Security

For greater certainty, and without limiting the powers of the Agent under this agreement or under any other Transaction Document, the Borrower and the Guarantor acknowledge that the Agent will, for the purposes of holding any security granted by the Guarantor on property pursuant to the laws of the Province of Quebec to secure obligations of the Guarantor in respect of all Secured Moneys (collectively, the **Obligations**), be the holder of an irrevocable power of attorney (within the meaning of Article 2692 of the *Civil Code of Quebec*) for the Lender. The Lender irrevocably constitutes, to the extent necessary, the Agent as the holder of an irrevocable power of attorney (within the meaning of Article 2692 of the *Civil Code of Quebec*) in order to hold security granted by the Guarantor in the Province of Quebec to secure the Obligations. Each assignee of the Lender will be taken to have confirmed and ratified the constitution of the Agent as the holder of the irrevocable power of attorney referred to above, by execution of the relevant agreement of assignment by which the assignee takes the assignment. Despite the provisions of Section 32 of the *An Act respecting the special powers of legal persons* (Quebec), the Agent may acquire and be the holder of any right to repayment under this Facility. The Borrower and the Guarantor acknowledge that the Principal Outstanding

constitutes a "title of indebtedness", as that term is used in Article 2692 of the *Civil Code of Quebec*.

17 Assignment and Substitution

17.1 Assignment by Transaction Party

A Transaction Party cannot transfer or assign any of its rights or obligations under a Transaction Document without the prior written consent of the Agent.

17.2 Assignment or substitution by Lender

The Lender may at any time assign or transfer any of its rights, benefits and obligations under a Transaction Document to a bank or financial institution or to a combination of banks and financial institutions if:

(a) any necessary prior Authorisation is obtained; and

(b) it notifies the Agent and the Borrower.

17.3 References to Lender

If the Lender assigns its rights, benefits or obligations under the Transaction Documents any reference in the Transaction Documents to the Lender (unless provided otherwise) is a reference to the Lender and its assignee.

17.4 Assist transfer or assignment

At the request of the Agent or the Lender, the Borrower must do any reasonable thing including executing any documents or amending any Transaction Document, to effect any transfer or assignment under this clause 17 at no cost to the Borrower.

17.5 Participation permitted

The Lender may grant by way of sub-participation (being a right to share in the financial effects of this agreement without any rights against a Transaction Party) all or part of the Lender's rights and benefits under this agreement to any other person without having to obtain the consent of or to notify a Transaction Party or any other person.

17.6 Lending Office

(a) The Lender may change its Lending Office at any time.

(b) The Lender must promptly notify the Agent and the Borrower of the change.

17.7 Disclosure

The Agent and the Lender may disclose to a proposed assignee, transferee or sub-participant any information relating to a Transaction Party or the Transaction Documents whether or not confidential and whether or not the disclosure would be in

breach of any law or of any duty owed to a Transaction Party but the proposed assignee, transferee or sub-participant must first undertake in writing for the benefit of the Transaction Parties to keep the relevant information confidential.

17.8 No increase in costs

If the Lender assigns, transfers, or sub-participates any of its rights or obligations under a Transaction Document or changes its Lending Office the Borrower is not required to pay any net increase in the aggregate amount of costs, Taxes, fees or charges which are a direct or indirect consequence of the transfer or assignment or change of Lending Office.

18 Saving provisions

18.1 No merger of security

(a) Nothing in this agreement merges, extinguishes, postpones, lessens or otherwise prejudicially affects a Power, Encumbrance or indemnity in favour of the Finance Parties.

(b) No other Encumbrance or Transaction Document held by the Finance Parties adversely affects any Power under this agreement.

18.2 Exclusion of moratorium

To the extent not prohibited by law, a provision of any legislation which at any time directly or indirectly lessens or otherwise varies or affects in favour of a Transaction Party any obligations under this agreement or any Collateral Security, or stays, postpones or otherwise prevents or adversely affects the exercise by the Finance Parties of any Power, is negatived and excluded from this agreement and any Collateral Security and all relief and protection conferred on a Transaction Party by or under that legislation is also negatived and excluded.

18.3 Powers

(a) The Powers are cumulative and do not exclude any other right, power, authority, discretion or remedy.

(b) Where a Power is inconsistent with a right, power, authority, discretion or remedy conferred by applicable law then, to the extent not prohibited by that law, those conferred by applicable law are regarded as negatived or varied to the extent of the inconsistency.

18.4 Consents

Whenever the doing of any thing by a Transaction Party is dependent on the consent or approval of a Finance Party, the Finance Party may withhold its consent or approval or give it conditionally or unconditionally in its absolute discretion unless

expressly stated otherwise in a Transaction Document. Any conditions must be complied with by a Transaction Party.

18.5 Principal obligations

This agreement and each Collateral Security is:

(a) a principal obligation and is not ancillary or collateral to an Encumbrance (other than another Collateral Security) or other obligation however created; and

(b) independent of, and unaffected by an Encumbrance or other obligation however created which the Finance Parties may hold at any time in respect of the Secured Moneys.

18.6 Non-avoidance

If a payment by a Transaction Party to a Finance Party is at any time avoided for any reason including a legal limitation, disability or incapacity of or affecting the Transaction Party, and whether or not:

(a) a transaction relating to the Secured Moneys was illegal, void or substantially avoided; or

(b) any thing was or ought to have been within the knowledge of a Finance Party,

the Borrower:

(c) as an additional, separate and independent obligation, indemnifies that Finance Party against that avoided payment; and

(d) acknowledges that the liability of a Transaction Party under the Transaction Documents and the Powers of each Finance Party are the same as if that payment had not been made.

18.7 Set-off authorised

If a Transaction Party does not pay any part of the Secured Moneys when due to a Finance Party, the Borrower authorises that Finance Party:

(a) to apply the credit balance in any currency in any account of a Transaction Party (including the Local Account) with a branch or office of that Finance Party towards satisfaction of that amount;

(b) in the name of a Transaction Party or of a Finance Party, to do any act or thing including executing documents or effecting currency conversions which may be required to make an application under clause 18.7(a).

18.8 Certificates of Agent

A certificate signed by an Authorised Officer of the Agent stating:

(a) the amount of the Secured Moneys (whether currently due and payable or not) or an amount due and payable by a Transaction Party under a Transaction Document; or

(b) the opinion or determination of a Finance Party as to any thing,

is, in the absence of manifest error, conclusive evidence of that amount or that opinion or determination (as the case requires) at the date stated on the certificate or failing that as at the date of that certificate.

18.9 No reliance or other obligations and risk assumption

Each Transaction Party acknowledges and confirms that:

(a) it has not entered into a Transaction Document in reliance on a representation, warranty, promise or statement made by a Finance Party or a person on behalf of a Finance Party;

(b) in respect of the transactions evidenced by the Transaction Documents, the Finance Parties have no obligations other than those expressly set out in the Transaction Documents; and

(c) in respect of interest rates, exchange rates or the Gold Price, the Finance Parties are not liable for:

(1) movements in interest rates, exchange rates or the Gold Price; or

(2) information, advice or opinions provided by the Finance Parties or a person on behalf of the Finance Parties, even if:

(A) provided at the request of a Transaction Party (it being acknowledged by the Borrower and each Guarantor that those matters are inherently speculative);

(B) relied on by a Transaction Party; or

(C) provided incorrectly or negligently.

18.10 Attorney

In consideration of the Finance Parties agreeing to provide the accommodation referred to in this agreement and on the occurrence of a Default, the Finance Parties and each of their respective Authorised Officers (each with a power to appoint a substitute or substitutes) is irrevocably appointed the attorney of a Transaction Party to:

(a) execute and deliver all documents; and

(b) do all things (including the signing and lodging of proofs of debt and similar claims in the bringing and enforcing of legal proceedings, the compromise of disputes, the enforcement of each Transaction Document or any of them),

which the attorney thinks requisite or desirable for giving effect to the provisions of each Transaction Document.

18.11 Opinion of a Finance Party

Where a Finance Party is required or entitled under this agreement to form or hold an opinion or view, this may be formed or held on its behalf by a person authorised by

that Finance Party to act on its behalf in relation to this agreement or by its board of directors or by one or more Authorised Officers of that Finance Party.

19 General

19.1 Confidential information

The Finance Parties may disclose to a person documents or records of, or information about, a Transaction Document, or the assets, business or affairs of a Glencairn Group Member, whether or not confidential and whether or not the disclosure would be in breach of a law or of a duty owed to a Transaction Party:

(a) for the purpose of exercising any Power after a Default has occurred and while it is continuing; and

(b) if the person to whom disclosure is made first undertakes in writing to keep the relevant documents, records or information confidential.

19.2 Performance by the Agent of obligations

If a Transaction Party defaults in fully and punctually performing an obligation contained or implied in a Transaction Document, the Agent may, without affecting any Power, do all things necessary or desirable, in the opinion of the Agent, to make good or attempt to make good that default to the satisfaction of the Agent.

19.3 Transaction Party to bear cost

Any thing which must be done by a Transaction Party under a Transaction Document, whether or not at the request of a Finance Party, must be done at the cost of the Transaction Party.

19.4 Notices

Any notice or other communication including a request, demand, consent or approval, to or by a party to a Transaction Document:

(a) must be in legible writing and in English addressed as follows:

(1) if to a Transaction Party:

Address:	6 Adelaide Street Suite 500 Toronto Ontario M5C 1H6 Canada
Attention:	Derek Price
Facsimile:	int+ 416 367 0182;

(2) if to the Agent:

Address:	Two London Bridge London SEI 9RA England
Attention:	Michael Schonfeld
Facsimile:	int+ 44 207 939 1825;

with a copy to:

Address:	RMB Resources (Cayman) Limited 143 Union Blvd Suite 900 Lakewood Colorado 80228 United States of America
Attention:	Tom McNamara
Facsimile:	int+ 303 986 5136;

(3) if to the Lender, to the Lender's Lending Office and, if by facsimile, to facsimile number int+353 1 6702 439,

or as specified to the sender by a party by notice;

(b) must be signed by an Authorised Officer;

(c) is regarded as being given by the sender and received by the addressee:

(1) if by delivery in person, when delivered to the addressee;

(2) if by post, 2 Business Days (if posted within a country) or 10 Business Days (if posted from one country to another) as the case may be, from and including the date of postage; or

(3) if by facsimile transmission on receipt of a transmission report confirming successful transmission, without error or omission,

but if the delivery or receipt is on a day which is not a Business Day or is after 4.00 pm (addressee's time) it is regarded as received at 9.00 am (addressee's time) on the following Business Day; and

(d) can be relied on by the addressee and the addressee is not liable to another person for the consequences of that reliance if the addressee believes it to be genuine, correct and authorised by the sender.

19.5 Governing law and jurisdiction

(a) This agreement is governed by the laws of the Province of Ontario, Canada and the federal laws of Canada which apply in the Province of Ontario.

(b) Each Transaction Party and Finance Party irrevocably and unconditionally:

(1) submits to and accepts the non-exclusive jurisdiction of the courts of Ontario; and

(2) waives any objection to the venue of any legal process on the basis that the process has been brought in an inconvenient forum.

19.6 Prohibition and enforceability

(a) A provision of, or the application of a provision of, a Transaction Document or a Power which is prohibited in a jurisdiction is, in that jurisdiction, ineffective only to the extent of that prohibition.

(b) A provision of, or the application of any provision of, a Transaction Document which is void, illegal or unenforceable in a jurisdiction does not affect the validity, legality or enforceability of that provision in another jurisdiction or of the remaining provisions in that or another jurisdiction.

19.7 Waiver and Variation

(a) Waiver of a Power arising under, or a provision of, this agreement (including this clause), must be in writing and signed by the party granting the waiver.

(b) A failure or delay in exercise, or partial exercise, of a Power (arising on the occurrence of a Default or otherwise) does not operate as a waiver of that Power or preclude another or further exercise of that or another Power.

(c) Any variation of a term of this agreement must be in writing and signed by the parties.

19.8 Attorneys

Each of the attorneys executing this agreement states that the attorney has no notice of the revocation of the power of attorney appointing that attorney.

19.9 Counterparts

This agreement may be signed in any number of counterparts (including counterparts by facsimile) and all counterparts together constitute one and the same instrument.

Schedule 1 - Funding Notice

Funding Notice

To: **RMB Resources Limited (Agent)**

Attention: Director, Resources Finance

We refer to the facility agreement dated [***insert date***] between Glencairn Holdings Inc., Glencairn Gold Corporation, RMB Australia Holdings Limited and the Agent (**Facility Agreement**).

Under clause 4 of the Facility Agreement:

(a) we give you irrevocable notice that we wish to draw under the Facility by means of a Funding Portion to be provided on [***insert date***] (**Funding Date**);

(b) the aggregate amount to be drawn is US$[***insert amount***];

(c) the proceeds of the Funding Portion are to be used for [***insert information describing the category of expenditure under clause 2.2 for which the proceeds are to be used***];

(d) [***insert the following for the first Funding Notice***] [we irrevocably direct you to deduct from the Funding Portion the amount of US$210,000 and to apply that amount in payment of the Arrangement Fee payable under clause 14.1 of the Facility Agreement; and]

(e) we represent and warrant that:

(1) **[except as disclosed in paragraph (e)(3)]** each representation and warranty in the Facility Agreement is true, correct and not misleading as though it had been made at the date of this Funding Notice and the Funding Date specified above in respect of the facts and circumstances then subsisting; **[and]**

(2) **[(except as disclosed in paragraph (e)(3)]** no Default or Potential Default is subsisting or will result from the provision of the Funding Portion **[; and**

(3) **[details of the exceptions to paragraphs (e)(1) and (e)(2) are as follows: ...., and we[have taken/propose the following remedial action ....**];]

Expressions defined in the Facility Agreement have the same meaning when used in this Funding Notice.

Dated: [***insert date***]

Signed for and on behalf of
Glencairn Holdings Inc.

____
Authorised Officer's signature

____
Name (please print)

Schedule 2 - Repayment Schedule (referred to in clause 1.1)

COLUMN 1	COLUMN 2
Repayment Dates	**Repayment Amounts**
31 March 2006	US$500,000
30 June 2006	US$1,000,000
30 September 2006	US$1,000,000
31 December 2006	US$1,000,000
31 March 2007	US$1,000,000
30 June 2007	US$1,500,000
Total	**US$6,000,000**

Schedule 3 – Glencairn Group Members (referred to in clause 1.1)

1. Black Hawk Mining Inc.
2. Triton Mining Corporation
3. 1069024 Ontario Limited
4. Triton Mining (U.S.A.) LLC
5. Glencairn Enterprises Ltd.
6. Banco Meridiano Inc.
7. Any other person who the Borrower, the Guarantor and the Agent agree is a Glencairn Group Member for the purposes of this agreement.

Schedule 4 – Warrant legend (referred to in clause 6.1(a))

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND 1 DAY AFTER THE DISTRIBUTION DATE.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE ("TSX"); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON THE TSX."

Schedule 5 – Warrant Certificate (referred to in clause 1.1)

VOID VOID VOID

COMMON SHARE PURCHASE WARRANTS
OF
GLENCAIRN GOLD CORPORATION

CUSIP : 377903 14 1
ISIN : CA 3779031416

THE WARRANTS EVIDENCED HEREBY ARE EXERCISABLE ON OR BEFORE 5:00 P.M. (TORONTO TIME) ON NOVEMBER 26, 2008, AFTER WHICH TIME THE WARRANTS EVIDENCED HEREBY SHALL BE DEEMED TO BE VOID AND OF NO FURTHER FORCE OR EFFECT.

Warrant Certificate
GS58

REPRESENTING
****
****
****
Warrants to acquire Common Shares

** SPECIMEN **

[illegible]

[illegible]

[illegible]

[illegible]

[illegible]

IN WITNESS WHEREOF the Company has caused this Warrant Certificate to be signed by its duly authorized officer as of the 3rd day of March, 2004.

2003/12/30

GLENCAIRN GOLD CORPORATION

By: ______________________
President and Chief Executive Officer

EQUITY TRANSFER SERVICES INC.

By: ______________________
AUTHORIZED OFFICER

test111-375910-18916956349

SECURITY INSTRUCTIONS ON REVERSE — VOIR LES INSTRUCTIONS DE SECURITE AU VERSO

328412

TRANSFER OF WARRANTS

TO: GLENCAIRN GOLD CORPORATION
c/o Equity Transfer Services Inc.
Richmond Adelaide Centre
Suite 420, 120 Adelaide Street West
Toronto, Ontario M5H 4C3

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto:

____
(name)

____
(address)

____
(Social Insurance Number)

________________ of the Warrants registered in the name of the undersigned represented by the within certificate

Dated this ________ day of ____________________

____
(Signature of Warrantholder)

____
Signature of Guarantor

____
Authorized Signature Number

NOTICE: THE SIGNATURE TO THIS TRANSFER MUST CORRESPOND IN EVERY PARTICULAR WITH THE SURNAME AND THE FIRST NAME(S) OR INITIALS SHOWN ON THE FACE OF THIS CERTIFICATE AND THE ENDORSEMENT MUST BE SIGNATURE GUARANTEED, IN EITHER CASE, BY A CANADIAN CHARTERED BANK, OR A MEMBER OF A RECOGNIZED SECURITIES TRANSFER AGENTS MEDALLION PROGRAM (STAMP). THE STAMP AFFIXED THEREON BY THE GUARANTOR MUST BEAR THE ACTUAL WORDS "SIGNATURE GUARANTEED", OR "SIGNATURE MEDALLION GUARANTEED" OR IN ACCORDANCE WITH INDUSTRY STANDARDS. If the transfer is to a U.S. Person as defined in Rule 902(k) of Regulation S under the United States Securities Act of 1933, as amended, special restrictions apply as set out in the Warrant Indenture governing the Warrants.

SUBSCRIPTION FORM

TO: GLENCAIRN GOLD CORPORATION
c/o Equity Transfer Services Inc.
Richmond Adelaide Centre
Suite 420, 120 Adelaide Street West
Toronto, Ontario M5H 4C3

The undersigned holder of the within Warrants hereby irrevocably subscribes for ______________ Common Shares of Glencairn Gold Corporation at the Exercise Price referred to in the attached Warrant Certificate on the terms and conditions set forth in such certificate and the Warrant Indenture and encloses herewith a certified cheque, bank draft or money order payable at par in the City of Toronto, Ontario to the order of Glencairn Gold Corporation in payment in full of the subscription price for the Common Shares hereby subscribed for.

The undersigned represents, warrants and certifies as follows (only one of the following must be checked):

☐ A. The undersigned holder (i) at the time of exercise of the Warrants is not in the United States; (ii) is not a "U.S. Person" as defined in Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and is not exercising the Warrants on behalf of a "U.S. Person"; and (iii) did not execute or deliver this subscription form in the United States.

☐ B. The undersigned holder (i) purchased the Warrants directly from Glencairn Gold Corporation pursuant to a written subscription agreement for the purchase of Units, with each Unit consisting of one Common Share and one-half of one Warrant, (ii) is exercising the Warrants solely for its own account and not on behalf of any other person; and (iii) was an "accredited investor", as that term is defined in Regulation D under the U.S. Securities Act, both on the date the Units were purchased from Glencairn Gold Corporation and on the date of exercise of the Warrants.

☐ C. The undersigned holder has delivered to Glencairn Gold Corporation an opinion of counsel (which will not be sufficient unless it is from counsel of recognized standing and in form and substance satisfactory to Glencairn Gold Corporation) to the effect that an exemption from the registration requirements in the U.S. Securities Act and applicable state securities laws is available.

NOTE: If Box C is to be checked, holders are encouraged to consult with Glencairn Gold Corporation in advance to determine that the legal opinion tendered in connection with exercise will be satisfactory in form and substance to Glencairn Gold Corporation.

The undersigned hereby directs that the said Common Shares be issued as follows:

NAME(S) IN FULL	ADDRESS(ES)	NUMBER OF COMMON SHARES

Note: Certificates will not be registered or delivered to an address in the United States unless Box B or C above is checked.
(Please print. If securities are issued to a person other than the registered Warrantholder, the holder must pay to the Warrant Agent all exigible taxes and the signature of the holder must be guaranteed by a Canadian chartered bank, a Canadian trust company or by a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program or from a similar entity in the United States or in accordance with industry standards.)

Dated this ________ day of ____________________

____
(Signature of Warrantholder)

____
Signature of Guarantor

____
Print Name

____
Address

[ ] Please check this box if the securities are to be delivered at the office where these Warrants are surrendered, failing which the securities will be mailed.

RESTRICTIONS

SECURITY INSTRUCTIONS - INSTRUCTIONS DE SÉCURITÉ

THIS IS WATERMARKED PAPER. DO NOT ACCEPT WITHOUT NOTING WATERMARK. HOLD TO LIGHT TO VERIFY WATERMARK.

PAPIER FILIGRANÉ. NE PAS ACCEPTER SANS VÉRIFIER LA PRÉSENCE DU FILIGRANE. POUR CE FAIRE, PLACER À LA LUMIÈRE.

Schedule 6 – Project Authorisations (referred to in clauses 3.1(i) and 10.2(a))

Utilities Permit

	Name	Description	Approval date
1	Movement of Material (Soil)	For Pat, piles and RD 1 a RD2	5-Feb-04
2	Poured of liquids	Waters Canalization	10-May-04
3	Water Concession	Use of waters	24-Jul-04
4	Industry Location	For all the project	26-May-04
5	Use of Chemical	Chemical Associate	15-Jul-04
6	Movement Material (waste and Haul road)		14 Agu 04
7	Territory Use Plan 751027	Invu (Territory use Change)	4-Mar-04
8	Territory Use Plan 828392 y 18626	Invu (Territory use Change)	22 Jan 04
9	Territory Use Plan 751025	Invu (Territory use Change)	22 Jan 04
10	Territory Use Plan 537871	Invu (Territory use Change)	22 Jan 04
11	Territory Use Plan 884381	Invu (Territory use Change)	22 Jan 04
12	Municipal Water use.	Water for bellavista	25-Jun-04
13	Alignment of water Spring	For construcción areas	28-Jul-04
Construction Permit			
14	Equipment Shop	Sococo Maintennce	14 Apr 04
15	Living rooms of Meetings	PR	14 Apr 04
16	Pads & Ponds	Liner and civil construción	28-Oct-04
17	Office Building		23-Jun-04
18	Primary Crushing Area	Process area	23-Jul-04
19	Secundary Crushing	Process area	03 Agu 04
20	Aglomerador	Process area	03 Agu 04
21	Electric subetation	Process area	03 Agu 04
22	Mill Site Area	Process area	03 Agu 04
23	ADR Plant		In processes
24	Haul Road	Waste done Road	23 Set 04
25	Fuel Tank		In processes
26	Plant Chemistry Part**		22-Jun-04
27	Wash Room		17 Agu 04
28	Showers for ADR.		17 Agu 04
29	Cyanide Storage	Permanet store Cyanide	09 Agu 04
30	Reagent Storage	Permanet store Reagents	09 Agu 04
31	Mecanic Building		3-Nov
32	Lab Rebuild		03 Apr 04
33	Permit Chemical Prod.		In processes
34	Operation Permit.		In processes

Schedule 7 – Current litigation (referred to in clause 9.1(t))

The litigation disclosed in the filings and disclosures made by the Guarantor available on SEDAR as at the date the warranty is made.

Schedule 8 – Group Structure Diagram (referred to in clauses 1.1, 9.1(gg) and 10.4(f))


Triton Mining Corporation
(Ontario)
(Costa Rica)
100%

Executed by the parties:

Glencairn Holdings Inc.

per: ______________________

Name:

Title:

I have authority to bind the company

Glencairn Gold Corporation

per: ______________________

Name:

Title:

I have authority to bind the corporation

Signed for
RMB Resources Limited
by its authorised signatories:

Authorised Signatory	Authorised Signatory
Name (please print)	Name (please print)

Executed by the parties:

Glencairn Holdings Inc.

per: ______________________

Name:

Title:

I have authority to bind the company

Glencairn Gold Corporation

per: ______________________

Name:

Title:

I have authority to bind the corporation

Signed for
RMB Resources Limited
by its authorised signatories:

MBSchonfeld	[signature]
Authorised Signatory	Authorised Signatory
M.L. SCHONFELD	ANCHNA DEVI
Name (please print)	Name (please print)

Signed for
RMB Australia Holdings Limited
by its authorised signatories:

~~Authorised Signatory~~ DIRECTOR

GREGORY GAY
Name (please print)

~~Authorised Signatory~~ Director

PHILLIP LATHAM
Name (please print)

THIS SUPPLEMENTAL WARRANT INDENTURE dated as of May 12, 2005

B E T W E E N :

GLENCAIRN GOLD CORPORATION,
a corporation incorporated under the laws of the Province of Ontario

(hereinafter called the "**Company**")

A N D

EQUITY TRANSFER SERVICES INC.,
a company existing under the laws of the Province of Ontario

(hereinafter called the "**Warrant Agent**")

RECITALS

WHEREAS:

A. The Company and the Warrant Agent executed a Common Share Purchase Warrant Indenture (the "**Warrant Indenture**") dated as of November 26, 2003 providing for the issue of 6,762,500 Warrants (as defined in the Warrant Indenture);

B. Subsection 7.1(a) of the Warrant Indenture provides for the creation of indentures supplemental to the Warrant Indenture for the purpose of providing for the issuance of additional Warrants under the Warrant Indenture;

C. The Company and the Warrant Agent executed a supplemental warrant indenture as of March 3, 2004 in connection with the issuance of an additional 17,250,000 Warrants under the Warrant Indenture;

D. The Company and the Warrant Agent executed a supplemental warrant indenture as of December 9, 2004 in connection with the issuance of an additional 6,850,000 Warrants under the Warrant Indenture;

E. On the date hereof, the Company will be issuing an additional 2,994,720 Warrants under the Warrant Indenture;

NOW THEREFORE THIS SUPPLEMENTAL INDENTURE WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed and declared as follows:

1. This Supplemental Warrant Indenture is supplemental to the Warrant Indenture, as supplemented by the supplemental warrant indentures dated as of March 3, 2004 and December 9, 2004, and the Warrant Indenture shall henceforth be read in conjunction with this Supplemental Warrant Indenture and all the provisions of the Warrant Indenture, except only insofar as the same may be inconsistent with the express provisions hereof, shall apply and have the same effect as if all the provisions of the Warrant Indenture, as supplemented by the supplemental warrant indentures dated as of March 3, 2004 and December 9, 2004, and of this Supplemental Warrant Indenture were contained in one instrument and the expressions used herein shall have the same meaning as is ascribed to the corresponding expressions in the Warrant Indenture.

2. On and after the date hereof, each reference to the Warrant Indenture, "this Warrant Indenture", "this indenture", "herein", "hereby", and similar references, and each reference to the Warrant Indenture in any other agreement, certificate, document or instrument relating thereto, shall mean and refer to the Warrant Indenture as amended by this Supplemental Warrant Indenture. Except as specifically amended by this Supplemental Warrant Indenture, all other terms and conditions of the Warrant Indenture shall remain in full force and unchanged.

3. The following Section 2.1.3 is hereby added immediately following Section 2.1.2 of the Warrant Indenture, as supplemented by the supplemental warrant indentures dated as of March 3, 2004 and December 9, 2004:

"2.1.3 Issue of Additional Warrants

A total of 2,994,720 Warrants, in addition to those Warrants set out in Section 2.1, 2.1.1 and 2.1.2 above, entitling the registered holders thereof to acquire an aggregate of 2,994,720 Common Shares are hereby created and authorized to be issued hereunder at the Exercise Price upon the terms and conditions herein set forth and shall be executed by the Company and certified by or on behalf of the Warrant Agent upon the written order of the Company and delivered by the Company in accordance with sections 2.3 and 2.4."

4. Subsection 2.20(2) of the Warrant Indenture is hereby amended as follows for the purposes of the Warrants issued pursuant to this Supplemental Warrant Indenture:

"2.20 Legended Warrant Certificates

...

(2) The Warrant Certificate originally issued to Haywood Securities Inc. in trust for RMB Australia Holdings Limited, as well as all certificates issued in exchange for or in substitution of the Warrant Certificate issued to Haywood Securities Inc. in trust for RMB Australia Holdings Limited prior to September 13, 2005, shall bear the following legends:

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE SEPTEMBER 13, 2005.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE ("TSX"); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON TSX."

provided that, if at any time, in the opinion of counsel to the Company, such legends are no longer necessary or advisable under any Securities Laws, or the holder of any such legended certificate, at the holder's expense, provides the Company with evidence satisfactory in form and substance to the Company (which may include an opinion of counsel satisfactory to the Company) to the effect that such legends are not required, such legended certificate may thereafter be surrendered to the Company in exchange for a certificate which does not bear such legends."

5. Subsection 3.3(4) of the Warrant Indenture is hereby amended as follows for the purposes of the Warrants issued pursuant to this Supplemental Warrant Indenture:

"3.3 <u>Effect of Exercise of Warrants</u>

...

(4) In the event that the Warrants are exercised by Haywood Securities Inc. in trust for RMB Australia Holdings Limited prior to September 13, 2005, the certificates evidencing the Common Shares shall bear the following legends:

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE SEPTEMBER 13, 2005.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE ("TSX"); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE

REPRESENTING SUCH SECURITIES IS NOT "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON TSX."

provided that, if at any time, in the opinion of counsel to the Company, such legends are no longer necessary or advisable under any Securities Laws, or the holder of any such legended certificate, at the holder's expense, provides the Company with evidence satisfactory in form and substance to the Company (which may include an opinion of counsel satisfactory to the Company) to the effect that such legends are not required, such legended certificate may thereafter be surrendered to the Company in exchange for a certificate which does not bear such legends."

6. Any references to the four month hold legend in the form of Warrant Certificate attached to the Warrant Indenture as Schedule "A" shall be amended according to the amendment to subsection 2.20(2) herein for the purposes of the Warrants issued pursuant to this Supplemental Warrant Indenture.

7. The Warrant Indenture shall continue to be in full force and effect, unamended, except as provided herein, and the Company hereby confirms the Warrant Indenture in all other respects.

8. This Supplemental Warrant Indenture shall be governed by and construed in accordance with the laws of the province of Ontario and shall be binding upon the parties hereto and their respective successors and assigns.

9. This Supplement Warrant Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date set out at the top of the first page of this Supplement Warrant Indenture.

IN WITNESS WHEREOF the parties hereto have executed this Supplemental Warrant Indenture under the hands of their proper officers in that behalf.

GLENCAIRN GOLD CORPORATION

Per: ______________________
Authorized Signing Officer

EQUITY TRANSFER SERVICES INC.

c/s

Per: ______________________
Authorized Signing Officer

REPRESENTING SUCH SECURITIES IS NOT "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON TSX."

provided that, if at any time, in the opinion of counsel to the Company, such legends are no longer necessary or advisable under any Securities Laws, or the holder of any such legended certificate, at the holder's expense, provides the Company with evidence satisfactory in form and substance to the Company (which may include an opinion of counsel satisfactory to the Company) to the effect that such legends are not required, such legended certificate may thereafter be surrendered to the Company in exchange for a certificate which does not bear such legends."

6. Any references to the four month hold legend in the form of Warrant Certificate attached to the Warrant Indenture as Schedule "A" shall be amended according to the amendment to subsection 2.20(2) herein for the purposes of the Warrants issued pursuant to this Supplemental Warrant Indenture.

7. The Warrant Indenture shall continue to be in full force and effect, unamended, except as provided herein, and the Company hereby confirms the Warrant Indenture in all other respects.

8. This Supplemental Warrant Indenture shall be governed by and construed in accordance with the laws of the province of Ontario and shall be binding upon the parties hereto and their respective successors and assigns.

9. This Supplement Warrant Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date set out at the top of the first page of this Supplement Warrant Indenture.

IN WITNESS WHEREOF the parties hereto have executed this Supplemental Warrant Indenture under the hands of their proper officers in that behalf.

GLENCAIRN GOLD CORPORATION

c/s

Per: ______________________________

Authorized Signing Officer

EQUITY TRANSFER SERVICES INC.

c/s

Per: ______________________________

Authorized Signing Officer